SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

August 15, 2008

Commission File Number: 333-130901

MACRO BANK INC.
(Exact name of registrant as specified in its Charter)

Sarmiento 447
Buenos Aires C1 1041
Tel: 54 11 5222 6500
(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F	___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	___	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	___	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

BANCO MACRO S.A.

Financial statements as of June 30, 2008,
together with the limited review report
on interim-period financial statements

CONTENTS

•	Limited review report on interim-period financial statements	2
•	Cover	3
•	Balance sheets	4
•	Statements of income	9
•	Statements of changes in shareholders’ equity	11
•	Statement of cash flows	12
•	Notes to the financial statements	14
•	Exhibits A through L, N and O	49-66
•	Consolidated balance sheets	67
•	Consolidated statements of income	72
•	Consolidated statement of cash flows	72
•	Consolidated statements of debtors by situation	74
•	Notes to the consolidated financial statements with subsidiaries	76
•	Exhibit l to the consolidated financial statements with subsidiaries	94-96

LIMITED REVIEW REPORT ON INTERIM-PERIOD FINANCIAL STATEMENTS
Translation into English – Originally issued in Spanish
See Note 22 to the Financial Statements

To the Directors of
BANCO MACRO S.A.
Registered office: Sarmiento 447
City of Buenos Aires

1.
We have performed a limited review of the accompanying balance sheet of BANCO MACRO S.A. as of June 30, 2008, and the related statements of income, changes in shareholders’ equity and cash flows for the six-month period then ended. We have also performed a limited review of the accompanying consolidated balance sheet of BANCO MACRO S.A. and its subsidiaries as of June 30, 2008, and the related consolidated statements of income and cash flows for the six-month period then ended, which are disclosed as supplementary information. These financial statements are the responsibility of the Bank’s Management.

2.
We conducted our limited review in accordance with the standards of Argentine Federation of Professional Councils in Economic Sciences Technical Resolution No. 7 applicable to a limited review of the interim-period financial statements and with the “Minimum external auditing standards” issued by the BCRA (Central Bank of Argentina) applicable to the review of quarterly financial statements. Under such standards, a limited review consists primarily in applying analytical procedures to the accounting information and making inquiries of the persons in charge of accounting and financial matters. A limited review is substantially less in scope than an audit of financial statements, the objective of which is to express an opinion on the financial statements taken as a whole. Therefore, we do not express such an opinion.

3.
As described in note 5 to the accompanying financial statements, the financial statements mentioned in the first paragraph have been prepared by the Bank in accordance with the accounting standards established by the BCRA, which differ from the professional accounting standards effective in Argentina in certain valuation and disclosure aspects described in the abovementioned note. Such note does not quantify some of the effects of these departures. However, the Bank estimates that they are significant.

4.
As further explained in Note 22 and taking into account paragraph 3. above, certain accounting practices used by the Bank to prepare the accompanying financial statements conform with the accounting standards set forth by the BCRA but may not conform with the accounting principles generally accepted in other countries.

5.
Based on our review, we have not become aware of any facts or circumstances that would require making significant changes to the financial statements mentioned in the first paragraph above for them to be presented in accordance with accounting standards established by the BCRA and, except for the effect of what is mentioned in the third paragraph, with professional accounting standards in Argentina.

6.
With respect to the balance sheet of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, and the statements of income, changes in shareholders’ equity and cash flows (the latter included in notes 3.4. and 1.5. to the accompanying stand- alone and consolidated financial statements, respectively) of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2007, which were presented for comparative purposes, we report that:

a)
On February 19, 2008, we issued an audit report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries as of December 31, 2007, which included a qualified opinion due to differences between the application of the accounting standards established by the BCRA and the professional accounting standards effective in Argentina. In addition, such report included an exception to the consistent application of such standards due to the replacement, with which we agree, of the statement of cash flows presented as of December 31, 2006 by another statement of cash flows, as explained in note 3.1. to the stand-alone financial statements. We have not audited any financial statements as of any date or for any period subsequent to December 31, 2007.

b)
On August 9, 2007, we issued a limited review report on the financial statements of BANCO MACRO S.A. and BANCO MACRO S.A. and its subsidiaries for the six-month period ended June 30, 2007, which, based on our review, included qualifications due to the differences between the accounting standards established by the BCRA and the professional accounting standards effective in Argentina.

The financial statements presented as comparative information are included after giving retroactive effect to the adjustments and reclassifications mentioned in note 3.1. to the accompanying stand-alone financial statements.

7.	In compliance with current legal requirements, we report that:

a)	The financial statements mentioned in the first paragraph have been transcribed to the Inventory and Financial Statements book.

b)	The financial statements of BANCO MACRO S.A. arise from books kept, in their formal aspects, pursuant to current legal requirements and BCRA regulations.

c)
As of June 30, 2008, the liabilities accrued for employee and employer contributions to the Integrated Pension Fund System, as recorded in the Bank’s books, amounted to Ps. 8,746,785 none of which was due as of that date.

City of Buenos Aires,
August 7, 2008

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – Fo. 13

NORBERTO M. NACUZZI
Partner
Certified Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Vol. 196 – Fo. 142

FINANCIAL STATEMENTS AS OF
JUNE 30, 2008

BUSINESS NAME: Banco Macro S.A.

REGISTERED OFFICE: Sarmiento 447 - City of Buenos Aires

CORPORATE PURPOSE AND MAIN BUSINESS: Commercial bank

BCRA (CENTRAL BANK OF ARGENTINA): Authorized as “Argentine private bank” under No. 285.

REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE: Under No. 1,154 - By-laws book No. 2, Folio 75 dated March 8, 1967

EXPIRATION OF ARTICLES OF INCORPORATION: March 8, 2066

REGISTRATION WITH THE IGJ (BUSINESS ASSOCIATIONS REGULATORY AGENCY): Under No. 9,777 – Corporations Book No. 119 Volume A, dated October 8, 1996.

SINGLE TAX IDENTIFICATION NUMBER: 30-50001008-4

REGISTRATION DATES OF AMENDMENTS TO BY-LAWS:

August 18, 1972, August 10, 1973, July 15, 1975, May 30, 1985, September 3, 1992, May 10, 1993, November 8, 1995, October 8, 1996, March 23, 1999, September 6, 1999, June 10, 2003, December 17, 2003, September 14, 2005, February 8, 2006, July 11, 2006.

Name of the auditor	Norberto M. Nacuzzi
Professional association	Pistrelli, Henry Martin y Asociados S.R.L.

BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007
ASSETS

A. CASH
Cash on hand	472,530	547,966
Due from banks and correspondents
Central Bank of Argentina	1,940,790	1,597,354
Local Other	11,978	4,123
Foreign	110,684	159,713
Other	189	185
	2,536,171	2,309,341

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit A)
Holdings for trading or financial intermediation	160,894	236,663
Unlisted government securities	25,058	16
Instruments issued by the Central Bank of Argentina	2,376,179	2,592,135
less: Allowances (Exhibit J)	(27)	(27)
	2,562,104	2,828,787

C. LOANS (Exhibits B, C and D)
To the non-financial government sector	557,503	554,527
To the financial sector
Interfinancing - (granted call)	65,000	65,760
Other financing to Argentine Financial Institutions	31,988	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	922	1,415
To the non-financial private sector and foreign residents
Overdrafts	1,691,408	1,223,618
Documents	644,615	725,157
Mortgage loans	587,173	490,515
Pledged loans	249,760	234,766
Personal loans	2,764,870	2,380,854
Credit cards	564,108	477,612
Other (Note 6.1)	1,623,946	1,473,687
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	121,508	113,598
less: Unearned discount	(20,453)	(19,666)
less: Allowances (Exhibit J)	(189,599)	(173,901)
	8,692,749	7,642,438

BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	151,375	156,227
Amounts receivable from spot and forward sales pending settlement	620,262	737,102
Securities and foreign currency receivable from spot and forward purchases pending settlement	134,655	110,180
Unlisted corporate bonds (Exhibits B, C and D)	439	448
Receivables from forward transactions without delivery of underlying asset	14
Other receivables not covered by debtors classification standards (Note 6.2)	516,297	325,096
Other receivables covered by debtors classification standards (Exhibits B, C and D)	42,648	53,898
less: Allowances (Exhibit J)	(37,788)	(29,893)
	1,427,902	1,353,058

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Exhibits B, C and D)	308,352	301,317
less: Allowances (Exhibit J)	(4,513)	(3,986)
	303,839	297,331

F. INVESTMENTS IN OTHER COMPANIES (Exhibit E)
In financial institutions	1,469,959	1,336,016
Other	33,868	35,152
less: Allowances (Exhibit J)	(251)	(697)
	1,503,576	1,370,471

G. OTHER RECEIVABLES
Receivables from sale of assets (Exhibits B, C and D)	38,980	15,082
Minimum presumed income tax - Tax Credit		23,287
Other (Note 6.3)	150,649	172,168
Accrued interest and adjustments receivable on receivables from sales of assets (Exhibits B, C and D)	240	145
Other accrued interest and adjustments receivable	53	58
less: Allowances (Exhibit J)	(15,294)	(15,215)
	174,628	195,525

H. BANK PREMISES AND EQUIPMENT, NET (Exhibit F)	304,458	293,472

I. OTHER ASSETS (Exhibit F)	141,138	178,829

J. INTANGIBLE ASSETS (Exhibit G)
Goodwill	67,692	71,916
Organization and development costs	132,200	141,294
	199,892	213,210

K. ITEMS PENDING ALLOCATION	1,812	1,872

TOTAL ASSETS	17,848,269	16,684,334

BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

LIABILITIES

L. DEPOSITS (Exhibits H and I)
From the non-financial government sector	1,949,282	1,327,865
From the financial sector	7,367	10,006
From the non-financial private sector and foreign residents
Checking accounts	1,708,676	1,834,372
Savings accounts	2,069,428	2,258,968
Time deposits	5,440,018	4,647,858
Investment accounts	76,458	63,063
Other (Note 6.4)	306,734	295,401
Accrued interest, adjustments, foreign exchange and quoted price differences payables	87,687	51,865
	11,645,650	10,489,398

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Exhibit I)
Other	194,401	184,594
Banks and International Institutions (Exhibit I)	196,616	160,846
Non-subordinated Corporate Bonds (Note 10. and Exhibit I)	732,840	780,590
Amounts payable for spot and forward purchases pending settlement	132,081	108,646
Securities and foreign currency to be delivered under spot and forward sales pending settlement	637,278	869,843
Financing received from Argentine Financial Institutions (Exhibit I)
Interfinancing - (received call)	84,073	49,225
Other financing received from Argentine Financial Institutions	90,291	90,648
Accrued interest payables	23	54
Forward transactions amounts pending settlement without delivery of underlying asset	5,199
Other (Note 6.5. and Exhibit I)	527,828	397,733
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Exhibit I)	50,225	47,399
	2,650,855	2,689,578

N. OTHER LIABILITIES
Dividends payable		1
Other (Note 6.6.)	189,222	183,657
	189,222	183,658

O. PROVISIONS (Exhibit J)	122,130	121,888

P. SUBORDINATED CORPORATE BONDS (Note 10. and Exhibit I)	471,115	490,695

Q. ITEMS PENDING ALLOCATION	2,853	1,411

TOTAL LIABILITIES	15,081,825	13,976,628

SHAREHOLDERS' EQUITY (As per related statement)	2,766,444	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	17,848,269	16,684,334

BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	8,756,876	7,291,099
Contingent	2,749,946	2,568,102
Guarantees received	2,493,345	2,284,111
Other not covered by debtors classification standards	410	445
Contingent debit-balance contra accounts	256,191	283,546
Control	4,067,772	4,153,584
Receivables classified as irrecoverable	615,398	636,624
Other (Note 6.7.)	3,289,328	3,394,966
Control debit-balance contra accounts	163,046	121,994
Derivatives	1,939,158	569,413
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	914,240	331,411
Interest rate swap (Note 11.c))	28,206	29,388
Derivatives debit-balance contra accounts	996,712	208,614

CREDIT-BALANCE ACCOUNTS	8,756,876	7,291,099
Contingent	2,749,946	2,568,102
Other guarantees provided covered by debtors classification standards (Exhibits B, C and D)	79,263	114,827
Other guarantees provided not covered by debtors classification standards	49,606	49,641
Other covered by debtors classification standards (Exhibits B, C and D)	127,322	119,078
Contingent credit-balance contra accounts	2,493,755	2,284,556
Control	4,067,772	4,153,584
Checks to be credited	163,046	121,994
Control credit-balance contra accounts	3,904,726	4,031,590
Derivatives	1,939,158	569,413
Notional value of put options sold (Note 11.b))	112,038	113,776
Notional value of forward transactions without delivery of underlying asset (Note 11.a))	884,674	94,838
Derivatives credit-balance contra account	942,446	360,799

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	06/30/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	2,143	3,842
Interest on loans to the financial sector	6,524	20,369
Interest on overdrafts	113,354	59,108
Interest on documents	40,452	23,479
Interest on mortgage loans	35,461	23,827
Interest on pledged loans	20,114	18,675
Interest on credit card loans	33,562	19,616
Interest on other loans	352,432	180,585
Interest on other receivables from financial intermediation	8,328	7,642
Income from government and private securities, net (Note 6.8.)	176,193	128,019
Income from guaranteed loans - Presidential Decree No. 1,387/01	13,323	13,089
CER (Benchmark Stabilization Coefficient) adjustment	32,671	30,962
CVS (Salary Variation Coefficient) adjustment	414	901
Difference in quoted prices of gold and foreign currency	46,825	17,246
Other (Note 6.9)	71,391	60,304
	953,187	607,664

B. FINANCIAL EXPENSE
Interest on checking accounts	5,753	8,264
Interest on savings accounts	5,344	3,330
Interest on time deposits	297,371	150,014
Interest on interfinancing received loans (received call)	1,773	1,181
Interest on other financing from Financial Institutions	16	27
Interest on other liabilities from financial intermediation	45,755	27,421
Interest on subordinated bonds	23,313	26,166
Other interest	2,913	3,883
CER adjustment	12,956	14,663
Contribution to Deposit Guarantee Fund	9,683	7,078
Other (Note 6.10)	47,225	26,639
	452,102	268,666

GROSS INTERMEDIATION MARGIN - GAIN	501,085	338,998

C. PROVISION FOR LOAN LOSSES	51,106	19,735

D. SERVICE-CHARGE INCOME
Related to lending transactions	22,561	16,848
Related to deposits	199,762	129,769
Other fees	10,464	8,933
Other (Note 6.11)	70,127	61,172
	302,914	216,722

(1) See Note 3.1.

STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008, AND 2007
(Translation on financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	06/30/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	19,393	15,911
Other (Note 6.12.)	48,460	38,515
	67,853	54,426

F. ADMINISTRATIVE EXPENSES
Personnel expenses	270,272	185,951
Directors' and statutory auditors' fees	13,463	15,214
Other professional fees	16,295	14,108
Advertising and publicity	23,113	18,229
Taxes	4,049	2,737
Depreciation of equipment	19,921	14,466
Amortization of organization costs	10,226	6,826
Other operating expenses (Note 6.13.)	56,107	49,149
Other	6,743	8,365
	420,189	315,045

NET INCOME FROM FINANCIAL INTERMEDIATION	264,851	166,514

G. OTHER INCOME
Income from long-term investments	137,322	107,642
Penalty interest	4,749	2,502
Recovered loans and allowances reversed	27,808	37,764
CER adjustments	7	100
Other (Note 6.14.)	28,796	15,253
	198,682	163,261

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank of Argentina	13	13
Charges for other receivables uncollectibility and other allowances	13,429	1,850
Amortization of differences from deposits dollarization	9,295	8,402
Depreciation and loss of other assets	629	3,651
Goodwill amortization	4,223	4,624
Other (Note 6.15.)	40,144	40,242
	67,733	58,782

NET INCOME BEFORE INCOME TAX	395,800	270,993

I. INCOME TAX (Note 4.)	83,204	32,500

NET INCOME FOR THE PERIOD	312,596	238,493

(1) See Note 3.1.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008								06/30/2007 (1)
				Earnings reserved
Changes	Capital stock	Stock issuance premium	Adjustments to Shareholders' equity	Legal	Special - Corporate Bonds	Voluntary	Unappropriated earnings (2)	Total	Total

Balances at the beginning of the fiscal year
- Banco Macro S.A.	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,314,977
- Nuevo Banco Suquía S.A.									730,710
- Merger effects (1)									(730,590)

Merged balances	683,979	394,584	4,511	382,705		211	1,241,716	2,707,706	2,315,097

Own shares reacquired (2)							(82,863)	(82,863)

Distribution of unappropriated
earnings, as approved by the
Shareholders’ Meeting held on
April, 29, 2008 and April, 26,
2007, respectively:
- Legal reserve				99,038			(99,038)
- Cash dividends							(170,995)	(170,995)	(102,591)
- Special reserve (3)					46,083		(46,083)

Reversal of special reserve from
Corporate Bonds (3)					(24,413)		24,413

Net income for the period							312,596	312,596	238,493

Balances at the end of the period	683,979	394,584	4,511	481,743	21,670	211	1,179,746	2,766,444	2,450,999

(1) See Note 3.1.
(2) See Note 9 and Exhibit K.
(3) See Note 10.c.1)

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

CHANGES IN CASH AND CASH EQUIVALENTS (Note 3.4)
Cash at beginning of the fiscal year	2,309,341
Cash at end of the period	2,536,171
Net increase in cash	226,830

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
- Government and private securities	128,738
- Loans
- to the financial sector	71,045
- to the nonfinancial government sector	40,766
- to the nonfinancial private sector and foreign residents	(542,733)
- Other receivables from financial intermediation	(17,813)
- Assets under financial lease	23,202
- Deposits
- to the financial sector	(2,638)
- to the nonfinancial government sector	574,991
- to the nonfinancial private sector and foreign residents	274,034
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (recieved calls)	33,075
- Others (except liabilities included under financing activities)	192,343
Collections related to service-charge income	302,153
Payments related to service-charge expenses	(68,529)
Administrative expenses paid	(394,410)
Payment of organization and development expenses	(12,978)
Net collections related to punitive interest	4,736
Differences from payments related to court orders	(6,798)
Collections of dividends from other companies	4,553
Other collections related to other income and losses	736
Net payments from other operating activities	(35,413)
Payment of income tax	(35,304)

Net cash flows generated in operating activities	533,756

STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Investing activities
Net payments for bank premises and equipment	(3,383)
Net collections for other assets	9,601
Net payments for other investing activities	110
Net cash flows generated in investing activities	6,328

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds	(67,336)
- Central Bank of Argentina
Other	(1,652)
- Banks and International Institutions	27,345
- Subordinated corporate bonds	(22,160)
- Financing received from financial institutions in Argentina	2,264
Payment of dividends	(170,995)
Other payments for financing activities
- Own shares reacquired (1)	(82,863)

Net cash flows used in financing activities	(315,397)

Financial income and holding gains on cash and cash equivalents	2,143

Net increase in cash	226,830

(1) See Note 9.

The accompanying notes 1 through 22 and exhibits A through L, N, O and the consolidated financial statements are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

1.	BRIEF HISTORY OF THE BANK

Macro Compañía Financiera S.A. was created in 1977 as a non-banking financial institution. In May 1988, it received the authorization to operate as a commercial bank and it was incorporated as Banco Macro S.A.

Banco Macro S.A.’s shares have been publicly listed on the Buenos Aires Stock Exchange since November 1994 (see also note 9).

As from 1994, Banco Macro S.A.’s market was mainly focused on the regional areas outside the City of Buenos Aires. Following this strategy, in 1996, Banco Macro S.A. started the process to acquire entities and assets and liabilities during the privatization of provincial banks and other banks.

On December 19, 2001, Banco Macro S.A. entered into an agreement to acquire 59.58% of the capital stock and 76.17% of the voting rights in Banco Bansud S.A. The acquisition was effective January 4, 2002, once it was approved by the Central Bank of Argentina.

During 2003, the shareholders decided to merge both entities with the strategic purpose of creating a financial institution based throughout Argentina. In December 2003, the Central Bank authorized the merger between Banco Macro S.A. and Banco Bansud S.A., and the Bank name changed to Banco Macro Bansud S.A.

On December 22, 2004, Banco Macro Bansud S.A. received 100% of the shares in Nuevo Banco Suquía S.A. awarded in the “Second Public Call for Bids for the Sale of Shares in Nuevo Banco Suquía S.A. owned by BNA (Banco de la Nación Argentina) and Fundación BNA”.

Since March 24, 2006, Banco Macro Bansud S.A.’s stock has been listed on the New York Stock Exchange (see additionally note 9.).

On April 28, 2006, Banco Macro Bansud S.A.’s general regular and special shareholders’ meeting approved the amendment to the Bank’s business name to Banco Macro S.A., the registration of which with the IGJ (Argentine business associations regulatory agency) occurred in August 2006. Therefore, we will hereinafter refer to it as “Banco Macro S.A.” or “the Bank”.

Additionally, during the fiscal year ended 2006, Banco Macro S.A. acquired: (i) 79.84% of the capital stock of Banco del Tucumán S.A., totaling 89.93% of this capital stock during fiscal year 2007 (see note 2.5); (ii) 100% of the common shares of Nuevo Banco Bisel S.A. and (iii) 51% of the capital stock of Red Innova Administradora de Fondos de Inversión S.A. (see note 1 to the consolidated financial statements). Furthermore, on May 28, 2007, the Bank and Nuevo Banco Suquía S.A. acquired 100% of the preferred shares of Nuevo Banco Bisel S.A. (see note 2.6.).

During 2007, the shareholders of Banco Macro S.A. and Nuevo Banco Suquía S.A. decided to merge both entities to integrate their structures given the similarities in their activities and business, so as to achieve greater efficiency. In August 2007, the Central Bank authorized this merger, which took place on October 16, 2007 (see note 2.7.).

The Bank currently offers traditional bank products and services to companies, including those operating in regional economies, as well as to medium- and low-income individuals.

In addition, the Bank performs certain transactions through its subsidiaries, including mainly Banco del Tucumán S.A., Nuevo Banco Bisel S.A., Macro Bank Limited (formerly - Sud Bank & Trust Company Limited, an entity organized under the laws of Bahamas), Macro Securities S.A. Sociedad de Bolsa, Sud Inversiones & Análisis S.A. and Macro Fondos S.G.F.C.I. S.A.

2.	BANK OPERATIONS

2.1.	Agreement with the Misiones Provincial Government

The Bank and the Misiones Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of five years as from January 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

In addition, on November 25, 1999, and on December 28, 2006, extensions to such agreement were agreed upon, making it currently effective through December 31, 2019.

As of June 30, 2008 and December 31, 2007, the deposits of the Misiones Provincial Government amounted to 317,214 and 163,711 (including 50,754 and 35,248 related to court deposits), respectively.

2.2.	Agreement with the Salta Provincial Government

The Bank and the Salta Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a term of ten years as from March 1, 1996, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

In addition, on February 22, 2005, such agreement was extended through March 1, 2016.

As of June 30, 2008 and December 31, 2007, the deposits of the Salta Provincial Government amounted to 655,182 and 492,265 (including 85,025 and 53,681 related to court deposits), respectively.

2.3.	Agreement with the Jujuy Provincial Government

The Bank and the Jujuy Provincial Government entered into a special-relationship agreement whereby the Bank was appointed, for a ten-year term as from January 12, 1998, as the Provincial Government’s exclusive financial agent, as well as revenue collection and obligation payment agent.

Additionally, on April 29, 2005, such agreement was extended through November 4, 2014.

As of June 30, 2008 and December 31, 2007, the deposits of the Jujuy Provincial Government amounted to 446,063 and 378,662 (including 50,702 and 32,206 related to court deposits), respectively.

2.4.	Uniones Transitorias de Empresas (joint ventures)

a)	Banco Macro S.A. - Siemens Itron Business Services S.A.

On April 7, 1998, the Bank entered into a joint venture agreement with Siemens Itron Business Services S.A. in which each holds a 50% equity interest, whereby a provincial data processing center would be provided to manage tax-related issues, to modernize tax collection systems and procedures in the Province of Salta, and to manage and perform the recovery of taxes and municipal assessments payable.

As of June 30, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements through the proportionate consolidation method amounted to 3,724 and 2,922, respectively.

Also, as of June 30, 2008, and 2007, the net income booked through the method mentioned in the previous paragraph, amounted to 4,049 and 3,970, respectively.

b)	Banco Macro Bansud S.A. - Montamat & Asociados S.R.L.

On October 22, 2004, the Bank entered into an UTE (joint venture) agreement with Montamat & Asociados S.R.L under the name “BMB M&A – Unión Transitoria de Empresas”, in which each hold a 50% equity interest. The purpose of such agreement is to render audit services related to oil and gas royalties and fiscal easements in the province of Salta to optimize tax collection in such province.

As of June 30, 2008 and December 31, 2007, the net assets of such joint venture recorded in the Bank’s financial statements using the proportionate consolidation method amounted to 143 and 5,313, respectively.

Also, as of June 30, 2008 and 2007, the net loss booked through the method mentioned in the previous paragraph amounted to 86 and 6, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

2.5.	Banco del Tucumán S.A.

In line with its strategy to increase its market position, on November 24, 2005, the Bank signed a stock purchase agreement with Banco Comafi S.A. for 75% of the capital stock and voting rights of Banco del Tucumán S.A. Such event was approved by the BCRA on March 6, 2006, through Board of Governors’ Resolution No. 50, as well as by the Technical Coordination Department of the Economy and Production Ministry on April 7, 2006.

In this regard, on May 5, 2006, the Bank acquired 164,850 class “A” shares in Banco del Tucumán S.A., representing 75% of its capital stock, and on the same date took control over such institution.

The Bank paid 45,961 in cash for the acquisition. In addition, the Bank shall pay over to Banco Comafi S.A. 75% of the amounts to be recovered the ten years following the date of the abovementioned agreement related to consumer loan portfolio, for which an allowance was fully booked as of the purchase date. As of the date of acquisition, such liabilities amounted to about 1,662 (as of June 30, 2008, it amounted to 145). Consequently, the total acquisition price amounted to 47,623.

As of the date of acquisition (May 5, 2006), the assets and liabilities of Banco del Tucumán S.A. amounted to 700,612 and 660,547, respectively; therefore, shareholders' equity amounted to 40,065.

Therefore, the Bank booked a positive goodwill amounting to 17,574, which arises from the difference between the total acquisition price (47,623) and 75% of Banco del Tucumán S.A.’s shareholders’ equity as of such date (30,049). The goodwill is amortized using the straight line method over ten years pursuant to Central Bank rules.

Additionally, from September through December 2006, Banco Macro S.A. acquired Class “C” shares in Banco del Tucumán S.A., representing 4.84% of the capital stock, which gave rise to an additional positive goodwill of 668.

As of June 30, 2008 and December 31, 2007, the positive goodwill resulting from such acquisitions was booked under “Intangible assets” in the amount of 14,308 and 15,222, respectively (net of amortizations for 3,935 and 3,021, respectively).

Additionally, on November 28, 2006, the general regular and special shareholders' meeting of Banco del Tucumán S.A. approved a capital increase of 21,980, establishing an additional paid-in capital of 26,171. During January 2007, Banco Macro S.A. subscribed the total increase, thus increasing its overall interest in Banco del Tucumán S.A. to 89.93%.

Additionally, according to the service agreement signed on August 15, 2001, Banco del Tucumán S.A. will act as the exclusive financial agent of the Provincial Government until 2011. It also acts as the exclusive financial agent of the Municipality of San Miguel del Tucumán.

As of June 30, 2008, and December 31, 2007, the deposits held by the Tucumán Provincial Government and the Municipality of San Miguel del Tucumán in Banco del Tucumán S.A. amounted to 428,457 and 536,875 (including 198,274 and 178,087 related to court deposits), respectively.

2.6.	Nuevo Banco Bisel S.A.

On May 9, 2006, BNA and Fundación BNA (sellers), and Banco Macro S.A. and Nuevo Banco Suquía S.A., now merged with and into the Bank, as explained in note 2.7) (buyers), signed a stock purchase agreement, whereby the buyers acquired 100% of the common shares in Nuevo Banco Bisel S.A. (92.73% of the total capital stock), representing the same percentage of voting rights.

In Addition, Nuevo Banco Bisel S.A. holds 66,240,000 preferred shares, with face value and book value of Ps. 1 each, without voting rights, with an equity preference consisting of the right to a mandatory annual cumulative fixed dividend of 1% of the face value of preferred shares, which belonged to SEDESA as of the date of acquisition.

On August 3, 2006, the Central Bank’s Board of Governors issued Resolution No. 175, whereby it decided, among other matters, not to make any objections to: (i) the transfer of 100% of the common shares in Nuevo Banco Bisel S.A. to the buyers; and (ii) the payment by the two of them of a capital increase in the amount of 830,000, under the terms of the agreement signed on May 9, 2006. In addition, on September 4, 2006, the Domestic Trade Department of the Ministry of Economy and Production, approved that transaction.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of the date of acquisition (August 10, 2006) assets and liabilities of Nuevo Banco Bisel S.A. amounted to 1,824,644 and 1,804,534, respectively; therefore, shareholders' equity amounted to 20,110.

As a result of the acquisition, the Intangible assets account includes a positive goodwill of 66,042, resulting from the difference between the total price paid (19,509) for the total shares of common stock and the negative shareholders' equity of Nuevo Banco Bisel S.A. as of the acquisition date (-46,533), after deducting the preferred shares held by SEDESA and the preferred dividend accrued as of such date (66,643). Such positive goodwill is amortized in ten years pursuant to Central Bank rules. As of June 30, 2008 and December 31, 2007, the abovementioned goodwill totaled 53,384 and 56,686, respectively, net of amortizations of 12,658 and 9,356, respectively.

In addition, on August 11, 2006, the buyers paid up in cash the abovementioned capital increase in Nuevo Banco Bisel S.A., thus taking control of such bank as from such date.

On May 28, 2007, the Bank acquired the preferred shares from SEDESA by the Bank by exercising a call option in relation to them. The price payable was fixed at 66,240, plus an annual nominal 4% interest capitalizable until payment, which will be paid 15 years after taking possession of Nuevo Banco Bisel S.A. (August 11, 2021).

On December 20, 2007, Banco Macro S.A. sold 1,700,000 of Nuevo Banco Bisel S.A. common shares to Sud Inversiones y Análisis S.A. and another 1,700,000 to Macro Securities S.A. Sociedad de Bolsa for a total amount of 3,970.

2.7.	Merger of Nuevo Banco Suquía S.A.

On March 14, 2007, the Boards of Directors of Banco Macro S.A. and Nuevo Banco Suquía S.A. entered into a “Preliminary merger agreement", whereby Nuevo Banco Suquía S.A. would merge with and into Banco Macro S.A. retroactively effective as from January 1, 2007, on the basis of the financial statements of such banks as of December 31, 2006.

On June 4 and 5, 2007, the general regular and special shareholders’ meetings of Banco Macro S.A. and Nuevo Banco Suquía S.A., respectively, approved such preliminary merger agreement, as well as the consolidated balance sheet for merger purposes as of December 31, 2006, and the shares exchange relationship. Furthermore, Banco Macro S.A.’s shareholders’ meeting mentioned above approved the capital stock increase of Ps. 683,943,437 to Ps. 683,978,973 through the issuance of 35,536 common registered Class B shares with a face value of Ps. 1, each entitled to one vote, to be delivered to the minority shareholders of the absorbed bank.

During 2007, the Central Bank Board of Directors and the CNV (Argentine Securities Commission) authorized such merger. Additionally, the CNV and the BCBA (Buenos Aires Stock Exchange) authorized the public offering of shares to be delivered to the minority shareholders of Nuevo Banco Suquía S.A.

Finally, on October 16, 2007, Banco Macro S.A. carried out the merger of Nuevo Banco Suquía S.A. with and into the former.

On February 12, 2008, the shares issued were credited to the minority shareholders of the absorbed bank.

3.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which are taken from the Bank’s books of account, are stated in thousands of Argentine pesos and have been prepared in accordance with Central Bank rules.

The preparation of financial statements requires the Bank to make, in certain cases, estimates to determine the book values of assets and liabilities, income, expenses and contingencies, as well as the disclosure thereof, as of each date of accounting information filing. The Bank´s records are based on the best estimate regarding the probability of occurrence of different future events and, therefore, the final amount may differ from such estimates, which may have a positive or negative impact on future periods.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

3.1.	Comparative information

As required under Central Bank rules, the balance sheet as of June 30, 2008, and supplementary information are presented comparatively with information as of prior year end, while the statements of income and changes in shareholders’ equity for the six-month period ended June 30, 2008, are presented comparatively with those of the same period for the prior fiscal year. Additionally, as set forth by Central Bank Communiqué “A” 4667, it is not compulsory to present the comparative information related to the new Statement of cash flows until June 30, 2008, inclusive (see also note 3.4).

Furthermore, Communiqué “A” 4,667 introduced changes to the regulations related to the presentation and disclosure of the financial statements of financial institutions as regards the regulations effective as of June 30, 2007. Consequently, reclassifications were made in the financial statements as of June 30, 2007, by application of such Communiqué, for the sole purpose of comparing them with the current financial statements.

Additionally, the financial statements and supplementary information of the Bank as of June 30, 2007, were amended for comparative purposes, giving effect to the merger described in note 2.7. and, as a result, we consolidated the stand-alone statements of income, changes in shareholders’ equity and cash flows of Banco Macro S.A. and former Nuevo Banco Suquía S.A. as of June 30, 2007, eliminating the receivables and payables and transactions between both banks and giving effect to:

i)	The increase in Banco Macro S.A.’s capital stock as a result of the merger according to the exchange ratio established in the merger agreement between both banks.

ii)	The difference between the face value of minority shares of former Nuevo Banco Suquía S.A. and the value of such shares valued by the equity method was recorded in stock issuance premiums.

3.2.	Restatement into constant pesos

Professional accounting standards establish that the financial statements should be stated in constant pesos. Within a monetary stability context, the nominal currency is used as constant currency; however, during inflationary or deflationary periods, financial statements are required to be stated in constant currency as of the related date, recognizing the variations in the domestic wholesale price index (domestic WPI) published by the INDEC (Argentine Institute of Statistics and Censuses), in conformity with the restatement method under FACPCE (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 6.

The Bank’s financial statements recognize the changes in the peso purchasing power until February 28, 2003, under Presidential Decree No. 664/03, IGJ General Resolution No. 4/2003, CNV General Resolution No. 441, and Central Bank Communiqué “A” 3,921. Professional accounting standards provide that the restatement method established by Technical Resolution No. 6 should have been discontinued as from October 1, 2003.

3.3.	Valuation methods

The main valuation methods used to prepare these financial statements as of June 30, 2008 and December 31, 2007, were:

a)	Assets and liabilities denominated in foreign currency:

The assets and liabilities denominated in US dollars were valued at Central Bank benchmark US dollar exchange rate effective as of the closing date of transactions on the last business day of each period- and year-end, respectively. Additionally, assets and liabilities denominated in other foreign currencies were translated at the exchange rate communicated by the Central Bank´s dealing room. Foreign exchange differences were recorded in the statement of income as of those dates.

b)	Government and private securities:

b.1)
Listed: They were valued at the quoted price of each security effective at the last business day of the period and fiscal year-end, respectively. Differences in quoted values were recorded in the statement of income as of those dates.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

b.2)	Unlisted government securities:

i.	Instruments issued by the Central Bank: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.	Other: they were valued under the method established by Central Bank Communiqué “A” 3,911, as supplemented.

c)	Assets included in the provisions of Central Bank Communiqué “A” 3,911, as supplemented:

The assets included (Guaranteed loans Presidential Decree No. 1,387/01 and BONAR XIII) were valued at the lower of their present values or technical values, as established by Central Bank Communiqué “A” 3,911, as supplemented. If such lower value exceeds the notional value (as defined in point 4 of Communiqué “A” 3,911), the difference is debited from the asset account and the credit is recorded in an asset offset account. If, instead, such lower value is also lower than the notional value, the difference is recorded as a loss in the income statement and the offsetting credit is recorded in the asset account.

The amounts recorded in the asset offset accounts are adjusted every month based on the values calculated according to Communiqué "A" 3,911, as supplemented.

For purposes of determining the present value, in the case of instruments that include indexation clauses, the contractual cash flows were discounted at the interest rates that were established in the schedule included in point 2 of the abovementioned Communiqué “A” 3,911. As from August 2007, every month the Central Bank establishes the discount rate to be used, as set forth by Communiqué “A” 4704, as supplemented.

In the case of instruments that do not comprise adjustment clauses, Communiqué “A” 4,163 established the methodology to calculate such present values.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the period in which it was generated, except interest on transactions in foreign currency and those whose maturity does not exceed 92 days, on which interest has been accrued according to a simple interest formula.

The Bank suspends the interest accrual whenever loan payments are not settled (generally, after 90 days) or when the recoverability of the collection of principal or interest accrued is doubtful. Accrued interest is considered part of the loan balance when determining the allowances for loan losses. Afterwards, interest is only recognized on a cash basis.

e)	CER accrual:

Receivables and payables have been indexed by the CER, wherever applicable, as follows:

e.1)	Guaranteed loans: as explained in note 3.3.c).

e.2)
Other loans and receivables from sale of assets: they were adjusted according to Communiqué “A” 3,507, and supplementary regulations, which established that payments made until September 30, 2002, were to be made under the original conditions of each transaction and would be considered prepayments. As from February 3, 2002, principal was adjusted by the CER trough period-end and year-end, where applicable.

e.3)	Deposits and other assets and liabilities: they were adjusted by CER as of the last business day of the period and year-end, respectively.

f)	Allowance for loan losses and provision for contingent commitments:

These provisions have been calculated based on the estimated uncollectibility risk of the Bank's credit portfolio, which results from the evaluation of the degree of debtors compliance and the guarantee/security supporting the respective transactions, under Central Bank Communiqué “A” 2,950, as supplemented.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

When loans covered by specific allowances are settled or generate a reversal of the allowances recorded in the current year, and in cases where the allowances set in prior years exceed what is considered necessary, the excess allowance is reversed with effects on income for the current period.

The recovery of receivables previously classified under Debit-balance control memorandum accounts - Receivables classified as irrecoverable are charged directly to income.

The Bank assesses the credit risk related to possible commitments and determines the appropriate amount of allowances to be recorded. The allowances related to amounts recorded in memorandum accounts - possible commitments are included under “Provisions”.

g)	Loans and deposits of government securities:

They were valued at the quoted price of each security effective on the last business day of the period and fiscal year, respectively, plus the related accrued interest. Differences in quoted market values were recorded in the statement of income as of those dates.

h)	Other receivables from financial intermediation and Other liabilities from financial intermediation:

h.1)	Amounts receivable from spot and forward sales pending settlement and amounts payable for spot and forward purchases pending settlement:

They were valued based on the prices agreed upon for each transaction, plus the related premiums accrued through period- and year-end, respectively.

h.2)	Securities and foreign currency to be received for spot and forward purchases pending settlement and to be delivered for spot and forward sales pending settlement:

They were valued at the effective quoted prices for each of them on the last business day of the period or fiscal year, respectively. Differences in quoted market values were recorded in the statement of income as of those dates.

h.3)	Debt securities and certificates of participation in financial trusts:

i.	Debt securities: they were valued at their cost value increased exponentially by their internal rate of return, as provided by Central Bank Communiqué “A” 4,414.

ii.
Certificate of participation in the Fideicomisio Financiero Suquía financial trust: It was valued based on the value of incorporation to shareholders’ equity of former Nuevo Banco Suquía S.A., plus interest accrued, net of the redemptions made by the abovementioned bank, in its capacity as beneficiary of the certificate of participation. As of June 30, 2008 and December 31, 2007, such certificate was fully reserved.

iii.
Other certificates of participation: they were stated at nominal value increased, as the case may be, by interest accrued and CER until the last business day of the period and fiscal year, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

The values booked, net of allowances recorded, do not exceed the recoverable values from the respective trusts.

h.4)	Unlisted corporate bonds purchased:

They were valued by increasing the value of holdings based on their internal rate of return, as provided by Central Bank Communiqué "A" 4,414 and supplementary regulations.

h.5)	Nonsubordinated corporate bonds issued:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a), as the case may be.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

i)	Assets subject to financial lease:

They were valued at cost, less the related accumulated depreciation, determined on the basis of the original value of the assets, less the present value of amounts yet to accrue, calculated in accordance with the conditions agreed upon in the respective agreements, applying the interest rate imputed therein.

j)	Investments in other companies:

j.1)	In controlled financial institutions, supplementary and authorized activities: they were valued by the equity method.

j.2)	In non-controlled financial institutions, supplementary and authorized activities:

i.	In Argentine pesos: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as explained in note 3.2.

ii.
In foreign currency: they were valued at the acquisition cost in foreign currency, plus the nominal value of share-dividends received, translated into pesos in accordance with the criterion stated in note 1 to the consolidated financial statements.

Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

j.3)
In other non-controlled companies: they were valued at acquisition cost, plus the nominal value of share-dividends received, restated as described in note 3.2., net of allowances for impairment in value. Such net values do not exceed the values calculated by the equity method on the basis of the latest financial statements published by the companies.

k)	Bank premises and equipment and other assets:

They were valued at their acquisition cost, restated as explained in note 3.2., less the related accumulated depreciation calculated in proportion to their estimated months of useful life.

l)	Intangible assets:

l.1)
Goodwill and organization and development costs (except differences due to court orders – Nondeductible for the determination of the computable equity): they were valued at their cost, restated as explained in note 3.2., less the related accumulated amortization, calculated under the straight line method over their estimated months of useful life.

l.2)
Differences due to court orders (amparos) – Nondeductible for the determination of the computable equity: as of June 30, 2008 and December 31, 2007, the “Intangible Assets – Organization and development costs” account includes 60,329 and 70,070 (net of amortization for 72,439 and 64,895), respectively. These assets represent the difference between the amount of the original foreign currency translated at the exchange rate applied upon payment of the recursos de amparo (constitutional rights protection actions), and the estimates based on the Argentine Supreme Court’s decisions dated December 27, 2006, and August 28, 2007, and the amount recorded under Central Bank rules effective (convert into Argentine pesos at the Ps. 1.4 to USD 1 exchange rate, or its equivalent in other currencies, plus CER). Additionally, and as disclosed in Central Bank Communiqué “A” 3,916, since April 2003 the sums related to the amounts paid are amortized straight line in 60 monthly installments.

l.3)
Difference from court deposits dollarization: As of June 30, 2008, and December 31, 2007, the “Intangible Assets – Organization and development expenses” account includes 3,836 and 5,941 (net of amortization for 3,835 and 2,084), respectively, related to the capitalization of the dollarization effect regarding court deposits, the amounts of which are amortized in 24 equal, monthly and consecutive installments as from July 2007, as stated in Central Bank´s Communiqué “A” 4,686.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

m)	Valuation of derivatives:

m.1)
Put options sold on BODEN 2012 and 2013 coupons: Such options were valued at the exchange value of the bonds plus interest and the CER adjustment accrued on the last business day of each period- and year- end, respectively.

m.2)	Interest rate swap: this included the equivalent in pesos of the notional value in relation to which the Bank agreed to pay a variable rate and charge a fixed rate.

m.3)
Forward transactions offset: they were valued at the quoted price of the underlying assets, effective on the last business day of each period and fiscal year. Differences in quoted market values were recorded in the statement of income for the period and fiscal year.

See also note 11.

n)	Severance payments:

The Bank charges these payments directly to income.

o)	Provisions included in liabilities:

The Bank carries certain contingent liabilities related to current or future claims, lawsuits and other proceedings, including those related to labor and other obligations. Liabilities are booked whenever it is probable that future costs will be incurred and whenever such costs may be fairly estimated.

p)	Subordinated corporate bonds:

They were valued at the amount due for principal and interest accrued as of period- and year-end, respectively, converted into pesos pursuant to the method described in note 3.3.a).

q)	Shareholders’ equity accounts:

They are restated as explained in note 3.2., except for the Capital Stock account which has been kept at its original value. The adjustment resulting from its restatement as explained in note 3.2. was included in the Adjustments to Shareholders’ Equity account.

r)	Statement-of-income accounts:

r.1)
The accounts comprising monetary transactions occurred in the six-month periods ended June 30, 2008, and 2007, (financial income (expense), service-charge income (expense), provision for loan losses, administrative expenses, among others) were computed at their historical amounts on a monthly accrual basis.

r.2)
Accounts reflecting the effects on income from the sale, retirement or consumption of nonmonetary assets were computed on the basis of the amounts of such assets, which were restated as mentioned in note 3.2.

r.3)	The income (loss) from equity interests in subsidiaries were computed on the basis of such companies’ income (loss).

3.4.	Statement of cash flows

The Bank considers “cash flows” to include the following accounts: Cash and Government and private securities which mature less than 90 days as from their date of acquisition. As of June 30, 2008, the Bank has no such securities.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Below is the Statement of cash flows related to the six-month period ended June 30, 2007, considering the provisions set forth in note 3.1 and pursuant to the regulations set forth by the Central Bank as of such date:

06/30/2007

Changes in cash

Cash and due from banks at beginning of year	1,896,801
Decrease in cash	(181,272)

Cash and due from banks at end of period	1,715,529

Causes of changes in cash
Cash provided by recurring operations
Financial income collected	594,481
Service-charge income collected	216,232
Financial expense paid	(239,835)
Service-charge expense paid	(54,650)
Administrative expenses paid	(308,806)

Subtotal	207,422
Other sources of cash
Net increase in deposits	1,314,058
Net increase in other liabilities from financial intermediation (1)	1,017,182
Other sources of cash	63,494
Subtotal	2,394,734
Total sources of cash	2,602,156

Uses of cash
Net increase in government and private securities	620,714
Net increase in loans	947,886
Net increase in other receivables from financial intermediation	729,139
Net increase in other assets (2)	297,429
Net decrease in other liabilities	50,447
Cash dividends	102,590
Other uses of cash	35,223
Total uses of cash	2,783,428

Decrease in cash	(181,272)

(1)	Including the effect resulting from the issuance of non-subordinated corporate bonds mentioned in notes 10.c.2) and 10.c.3).

(2)	Including the effect deriving from the subscription of Banco del Tucumán's capital increase mentioned in note 2.5.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

4.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

The Bank calculates income tax by applying the effective 35% rate to the estimated taxable income for each period, without considering the effect of temporary differences between book and taxable income.

In fiscal year 1998, Law No. 25,063 established minimum presumed income tax for a ten-year term. This tax is supplementary to income tax because, while the latter is levied on taxable income for the year, minimum presumed income tax is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation will be equal to the higher of the two taxes. In the case of institutions governed by Financial Institutions Law, the above law provides that they shall consider as taxable income 20% of their assets subject to tax after deducting those assets defined as non-computable. However, if minimum presumed income tax exceeds income tax in a given tax year, such excess may be computed as a payment on account of any income tax in excess of minimum presumed income tax that may occur in any of the following ten years, once accumulated net operating losses (NOLs) have been used.

As of June 30, 2008, and 2007, the Bank estimated that accrued income tax amounted to 83,204 and 32,500, respectively; hence, no minimum presumed income tax should be assessed.

In addition, as of June 30, 2008, the Bank made income tax prepayments for 13,015 for the 2008 tax year, which were recorded in the Other receivables account.

As of December 31, 2007, the Bank capitalized 23,287 from former Nuevo Banco Suquía S.A. for minimum presumed income tax credit, in conformity with Central Bank Communiqué “A” 4295, which was used in April 2008 to settle income tax for tax year 2007.

5.	DIFFERENCES BETWEEN CENTRAL BANK RULES AND THE APPLICABLE ARGENTINE PROFESSIONAL ACCOUNTING STANDARDS

In August 2005, the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires) approved Resolution CD No 93/05, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement reached with the FACPCE to unify Argentine professional accounting standards. Such changes involve the adoption of the technical resolutions and interpretations issued by the FACPCE’s governing board through April 1, 2005. Such resolution became generally effective in the City of Buenos Aires for fiscal years that began as from January 1, 2006, and it provides transition rules that defer the effective term of certain changes to the years that began as from January 1, 2008.

Also, through Resolution C.D. 42/2006, the CPCECABA approved Technical Resolution No. 23, effective for annual or interim-period financial statements for fiscal years beginning July 1, 2006, and its early adoption is permitted. In turn, the CNV adopted such resolution through General Resolution No. 494, which is applicable to fiscal years beginning April 1, 2007, and its early adoption is also permitted.

These professional accounting standards differ, in certain valuation and disclosure aspects, from Central Bank rules. The differences between those standards, which the Bank identified and deemed significant with respect to these financial statements (based on the quantification thereof or any other estimate made, whenever the quantification was not possible), are as follows:

5.1.	Valuation standards

a)
Holdings of unlisted government securities and loans to the nonfinancial government sector: they are valued in accordance with regulations and rules issued by the Argentine Government and the Central Bank. In particular, Central Bank Communiqué “A” 3,911, as supplemented, establishes present value methods by applying regulated discount rates, technical values and undiscounted cash flows, as detailed in note 3.3.c). Additionally, effective loan-loss provisioning regulations issued by the Central Bank establish that receivables from the nonfinancial government sector are not subject to loan-loss provisioning, whereas professional accounting standards require receivables to be compared with their recoverable value every time financial statements are prepared.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank’s particular situation in connection with these holdings and financing is as follows:

1.
Holdings of unlisted government securities: As of June 30, 2008, the Bank recorded “Argentine Government bonds in pesos”, maturing in 2013 (BONAR XIII), for 25,048 and 50,075 at stand-alone and consolidated levels, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, this instrument as of those dates amounts to 25,370 and 50,740, respectively.

Also, as of June 30, 2008, and December 31, 2007, the Bank recorded “Argentine Government bonds in pesos”, maturing in 2013, (BODEN 2013) for 11,393 and 11,987 at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, this instrument as of those dates amounts to 12,020 and 13,944, respectively.

2.
Instruments issued by the Central Bank: As of June 30, 2008, the Bank recorded unlisted Central Bank internal bills and notes for 964,261 and 996,545 at stand-alone and consolidated levels. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of this instrument as of that date amounted to 955,439 and 987,492, respectively.

3.
Guaranteed loans: As of June 30, 2008, and December 31, 2007, the Bank charged “Federal Government guaranteed loans” deriving from the exchange set forth by Presidential Decree No. 1,387/01 under “Loans to the nonfinancial government sector” for a total net amount at stand-alone level of 557,217 and 553,972, respectively, and 731,657 and 729,955, at consolidated level, respectively. According to professional accounting standards, such assets should be stated at market value. According to this valuation method, the value of these instruments as of such dates amounted to 475,295 and 490,501, at stand-alone level, respectively, and 606,392 and 634,142, at consolidated level, respectively.

b)
Intangible assets: As of June 30, 2008 and December 31, 2007, the Bank capitalized under intangible assets 64,165 and 76,011, at stand-alone level, respectively, and 98,704 and 116,464 at consolidated level, respectively, net of the related amortization amounts of 76,274 and 66,979, at stand-alone level, respectively, and 224,516 and 209,162, at consolidated level, respectively, regarding the foreign exchange differences mentioned in notes 3.3.l.2) and 3.3.l.3) related to the reimbursement in original currency of certain deposits switched into pesos and the effect of court deposits dollarization. Such accounting treatment differs from the valuation and disclosure methods established by professional accounting standards, which require charging to income the higher costs for court deposits dollarization and decreasing the book value of surpluses paid at their recoverable value. As of the date of the accompanying financial statements, the existing evidence does not support that the book value of such assets is fully or partially recoverable.

c)
Income tax: The Bank and its subsidiaries record income tax by applying the effective rate to the estimated taxable income without considering the effect of temporary differences between book and taxable income. In accordance with professional accounting standards, income tax should be recognized through the deferred tax method, which consists in recognizing (as receivable or payable) the tax effect of temporary differences between the book and tax valuation of assets and liabilities, and in subsequently charging them to income for the years in which such differences are reversed, considering the possible effects of utilizing net operating losses (NOLs) in the future. As of December 31, 2007, consolidated deferred assets, net of allowances and provisions, as per the Bank's estimates, amounted to about 64,415.

d)
The acquisition of Banco Bansud S.A. by the Bank gave rise to an original recording of negative goodwill of 365,560, which is the effect of the difference between the purchase price and the interest acquired valued by the equity method, in accordance with Central Bank rules. Later, the Bank applied the valuation and disclosure rules established in Communiqué “A” 3,984, and reversed as of December 31, 2006, 100% of the aggregate amount of such goodwill (the maximum amortization allowed per annum is 20%). The abovementioned goodwill gave rise to gains on inflation exposure through February 28, 2003.

In addition, the acquisition of Nuevo Banco Suquía S.A. by the Bank resulted in negative goodwill amounting to 483, which is the effect of the difference between the purchase price and the book value of the net assets acquired under Central Bank rules.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Under professional accounting standards effective in Argentina, when the purchase price is lower than the fair value of the related identifiable assets, any unallocated differences between the price and such fair value shall be either considered as a gain for the period or deferred (as negative goodwill) and subsequently amortized, as appropriate on the basis of the specific circumstances of the transaction that originated such differences.

In addition, as detailed in notes 2.5. and 2.6., the acquisitions of Banco del Tucumán S.A. and Nuevo Banco Bisel S.A. by the Bank gave rise to recording the related positive goodwill for an amount of 18,242 and 66,042, respectively, resulting from the difference between the purchase price of each investment and the book value of the underlying equity acquired. Based on Central Bank rules, the Bank amortizes such positive goodwill through the straight-line method based on an estimate ten-year useful life.

Under professional accounting standards effective in Argentina, when the purchase price of an investment is higher than the fair value of the related identifiable net assets, a positive goodwill will be recognized and it will be (i) amortized systematically throughout the estimated useful life and (ii) compared to its recoverable value as of each year-end.

e)
As of June 30, 2008, and December 31, 2007, the Bank booked an interest rate swap agreement in conformity with the Central Bank accounting standards, as mentioned in note 3.3.m.2), in the amount of 28,206 and 29,388, at stand-alone level, respectively, and 34,780 and 36,238, at consolidated level, respectively. Under accounting standards effective in Argentina, the measurement of derivative financial instruments should be made at their net realizable value if they have quoted prices, or lacking this, using mathematical models that are appropriate in relation to the instrument’s characteristics and which use data that can be verified. If those standards had been applied, as of June 30, 2008, and December 31, 2007, the Bank should have recorded assets in the amount of 2,520 and 1,983, at stand-alone level, respectively, and 3,094 and 2,446, at consolidated level, respectively, which would have entailed increases in the Bank’s shareholders’ equity by the same amounts.

5.2.	Disclosure aspects

a)	There are differences between the cash flows information disclosed and the requirements established by the professional accounting standards in Argentina.

b)	The Bank has not presented the information on earnings per share, certain information about related parties or other reporting requirements for nonbanking institutions.

c)
The Bank has recorded under “Intangible assets” certain receivables related to compliance with court-orders issued with respect to constitutional rights protection actions for the enforcement of rights and the conversion of deposits into pesos. According to professional accounting standards and in the understanding that such assets are recoverable, such amounts should have been allocated to “Other receivables”.

6.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income is as follows:

06/30/2008	12/31/2007
6.1)	Loans - Other

Other loans	851,579	743,825
Export financing and prefinancing	711,843	724,740
Documentary credits	48,831	674
Government securities	11,693	4,448
	1,623,946	1,473,687

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

06/30/2008	12/31/2007

6.2)	Other receivables from financial intermediation - Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	326,928	247,829
Debt securities in financial trusts	189,148	77,030
Other	221	237
	516,297	325,096

6.3)	Other receivables – Other

Sundry receivables	75,819	73,706
Tax prepayments	17,189	40,946
Advance payments	32,657	31,113
Security deposits	17,055	17,584
Other	7,929	8,819
	150,649	172,168

6.4)	Deposits - Other

Balances of accounts without movements	197,798	200,367
Unemployment fund for workers of the construction industry	52,619	47,187
Attachments	16,647	15,243
Special deposits related to inflows of foreign funds	6,877	6,953
Security deposits	4,442	5,139
Orders payable	450	1,045
Other	27,901	19,467
	306,734	295,401
6.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	130,690	58,289
Purchase financing payables	76,924	52,730
Purchase of preferred shares of Nuevo Banco Bisel S.A.- SEDESA (see note 2.6)	68,890	68,890
Other withholdings and additional withholdings	65,415	48,791
Collections and other transactions on account and behalf of others	44,681	66,752
Retirement pension payment orders pending settlement	28,239	15,203
Miscellaneous not subject to minimum cash requirements	19,059	38,114
Miscellaneous subject to minimum cash requirements	17,975	18,533
Miscellaneous	75,955	30,431
	527,828	397,733

6.6)	Other Liabilities - Other

Taxes payable	116,537	101,725
Miscellaneous payables	50,880	59,901
Salaries and payroll taxes payable	10,103	10,338
Prepayment for the sale of assets	2,303	4,657
Withholdings on salaries	7,467	5,105
Other	1,932	1,931
	189,222	183,657

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

06/30/2008	12/31/2007

6.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	2,222,265	2,398,401
Managed portfolios (see note 12)	404,907	407,378
Checks not yet collected	360,450	371,082
Checks and securities to be debited	222,829	144,302
Checks and securities to be collected	78,877	73,803
	3,289,328	3,394,966

06/30/2008	06/30/2007

6.8)	Financial income – Net income from government and private securities

Income from government securities	131,868	106,479
Income from participation in financial trusts	39,363	14,909
Other	4,962	6,631
	176,193	128,019

6.9)	Financial income – Other

Income from assets subject to financial lease	27,774	22,123
Interest on loans for export prefinancing and financing	23,072	16,208
Premiums on reverse repurchase agreements with the financial sector	19,114	17,216
Other	1,431	4,757
	71,391	60,304

6.10)	Financial expense – Other

Turnover tax	26,952	15,761
Valuation allowance of loans to the government sector – Communiqué “A” 3911	17,705
Premiums on repurchase agreements with the financial sector	2,091	7,895
Other	477	2,983
	47,225	26,639

6.11)	Service-charge income - Other

Debit and credit card income	50,150	36,829
Service commissions - UTE (see note 2.4)	6,697	6,473
Rental of safe deposit boxes	5,207	4,193
Other	8,073	13,677
	70,127	61,172

6.12)	Service-charge expense - Other

Debit and credit card expense	24,700	16,595
Turnover tax	10,107	8,965
Commissions on loan placements	5,078	4,550
Other	8,575	8,405
	48,460	38,515

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

06/30/2008	06/30/2007

6.13)	Administrative expenses – Other operating expenses

Maintenance, conservation and repair expenses	14,740	12,974
Security services	13,499	11,410
Electric power and communications	12,454	10,064
Leases	7,465	6,577
Stationery and office supplies	5,631	5,620
Insurance	2,318	2,504
	56,107	49,149

6.14)	Other income – Other

Gain on transactions or sale of bank premises and equipment, and other assets	6,474	1,122
Services provided to Banco del Tucumán S.A.	2,178
Other adjustments and interest on other receivables	1,374	1,113
Credit cards	499	688
Certifications	666	192
Leases	216	189
Other	17,389	11,949
	28,796	15,253

6.15)	Other expense – Other

Tax on bank account transactions	14,483	9,820
Shareholders’ personal assets tax	10,041	8,817
Non-computable VAT credit	7,414	6,978
Turnover tax	2,216	422
Donations	1,518	545
Corporate bonds issuance expenses		7,726
Other	4,472	5,934
	40,144	40,242

7.	RESTRICTED ASSETS

As of June 30, 2008 and December 31, 2007, the following Bank’s assets are restricted:

7.1)	Government and private securities:

a)
Secured Bonds under Presidential Decree No. 1,579/02 for 27,669 and 30,283 (face value Ps. 24,400,000), respectively, provided as security for the loan received from Banco de Inversión y Comercio Exterior S.A. (BICE) to finance the "Paso San Francisco" public work, in accordance with the note sent by the Bank on November 5, 2002, BICE's reply dated November 18, 2002, and the security agreement covering the abovementioned securities dated January 29, 2004.

b)
Central Bank notes (NOBACs) for 41,920 and 16,575 (for a face value of Ps. 40,620,000 and 16,202,000), respectively, used to perform forward foreign currency trading transactions through Rosario Futures Exchange (ROFEX) and Mercado Abierto Electrónico S.A. (MAE).

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
NOBACs, in Argentine pesos with variable coupon (BADLAR), for an amount of 30,138 and 48,087 (for a face value of Ps. 29,000,000 and 47,000,000, respectively) used to guarantee the repayment of the loan in pesos agreed upon under the Global Credit Program for Micro-, Small- and Medium-sized Enterprises received from the Under-department of Small- and Medium-sized Enterprises and Regional Development (SSEPyMEyDR).

d)	Other government securities for of 270 and 294, respectively.

7.2) Loans:

a)
Agreements for loans backed by pledges and unsecured loans for 9,646 and 12,801, respectively, provided as guarantee in favor of the Mypes II Trust Fund, in full compliance with the terms and conditions of the program called “Mypes II (a)” and under the Global Credit Program for Small-sized and Micro-enterprises (see note 13.2.) to the consolidated financial statements.

b)
Guaranteed Loans for 183,518 and 212,298 and Mortgage Bills for 21,939 and 26,389, respectively, securing the loan granted by the Central Bank to former Nuevo Banco Suquía S.A. to purchase “Argentine Government Bonds 2005, 2007 and 2012”, used for the deposit exchange option exercised by the holders of deposits with such bank.

7.3) Other receivables from financial intermediation:

a)	It includes Central Bank unavailable deposits for 552, as provided by Central Bank Communiqué “A” 1,190. The Bank has recorded allowances covering 100% of this receivable.

b)	Special guarantee checking accounts opened in the Central Bank for transactions related to the electronic clearing houses and similar entities, for an amount of 149,221 and 152,101, respectively.

c)
Contribution to the Risk Fund of Garantizar S.G.R. (mutual guarantee association) for 10,155 and 10,000, respectively, made by the Bank on December 13, 2007, in its capacity as contributory partner of such company. Such contribution may be fully or partially reimbursed once two years have elapsed from the date of contribution.

7.4) Investments in other companies:

a)
Irrevocable capital contributions to Tunas del Chaco S.A., Emporio del Chaco S.A. y Proposis S.A. in the amount of 450 (150 to each company), under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year:2003).

b)
Preferred shares of Nuevo Banco Bisel S.A. amounting to 66,240 with a secured first-degree security agreement in favor of SEDESA to guarantee to such Company the price payment and the compliance with all the obligations assumed in the purchase and sale agreement dated May 28, 2007 (see note 2.6.).

7.5) Other receivables:

a)	Security deposits related to credit card transactions for 10,765 and 12,011, respectively.

b)	Other security deposits for 6,290 and 5,573, respectively.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

8.	TRANSACTIONS WITH COMPANIES FALLING UNDER ARGENTINE BUSINESS ASSOCIATIONS LAW No. 19,550, SECTION 33

The receivables/payables and income (loss) from transactions performed with subsidiaries and affiliates according to the provisions of Law No. 19,550 are as follows:

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	Other subsidiaries (1)	June 30, 2008	December 31, 2007

ASSETS

Cash			2,154			2,154	2,258

Other receivables from financial intermediation	493,384	15,454	14,778	13,624		537,240	443,099

Other receivables	726	479				1,205	1,349

Ítems Pending Allocation		10				10

Total assets	494,110	15,943	16,932	13,624		540,609	446,706

LIABILITIES

Deposits			408	3,118	437	3,963	2,700

Other liabilities from financial intermediation	506,107	21,563	14,378	35,915		577,963	550,340

Other liabilities	28	83				111	69

Total liabilities	506,135	21,646	14,786	39,033	437	582,037	553,109

MEMORANDUM ACCOUNTS

Debit-balance accounts – Control			143,656			143,656	18,550

Credit-balance accounts – Contingent				2,213		2,213	2,213

Credit-balance accounts – Derivatives	57,891					57,891

(1)	Figures related to the subsidiaries Sud Inversiones & Análisis S.A. and Red Innova Administradora de Fondos de Inversión S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Macro Securities S.A. Sociedad De Bolsa	June 30, 2008	June 30, 2007

INCOME (LOSS)

Financial income	10,398	888		3	11,289	4,980

Financial expense	(3)	(371)	(5)		(379)	(3,678)

Service-charge income	2	12		28	42	397

Other income		2,178			2,178

Total income (expense)	10,397	2,707	(5)	31	13,130	1,699

In addition, the Bank and its subsidiaries perform related party transactions in the normal course of business, both with respect to interest rate and prices, and guarantees required.

In this respect, the financing granted to such related parties amounted to 18,312 and 15,785 as of June 30, 2008, and December 31, 2007, respectively (consolidated figures). Additionally, deposits amounted to 234,600 and 141,683 (consolidated figures) as of those dates.

Also, as of June 30, 2008, certain foreign currency trading transactions without delivery of the underlying asset, which are offset, are recorded in memorandum accounts. The credit balance of those transactions at maturity amounted to 4,706.

Finally, during the first quarter for this year, the Bank sold miscellaneous assets to a related company, which generated income amounting to 3,306. In addition, during the fiscal year ended December 31, 2007, income in this regard amounted to 2,987.

9.	CAPITAL STOCK

The Bank’s subscribed and paid-in capital as of June 30, 2008, amounts to 683,979. In addition, since December 31, 2003, the Bank’s capital stock has changed as follows:

- As of December 31, 2003	608,943
- Capital stock increase approved by the shareholders’ meeting of September 26, 2005 (1)	75,000
- Capital stock increase approved by the shareholders’ meeting of June 4, 2007 (see Note 2.7)	36

As of June 30, 2008	683,979

On September 26, 2005, the Bank’s general regular and special shareholders’ meeting approved a capital increase of up to a face value of Ps. 75,000,000 (face value: seventy-five million Argentine pesos), through the issuance of up to 75,000,000 new common, registered, Class “B” shares with a face value of Ps. 1, each one entitled to one vote, and entitled to dividends under the same conditions as common, registered, Class “B” shares outstanding upon issuance, to be publicly subscribed in Argentina or abroad. On January 6, 2006, the Bank submitted to the U.S. Securities and Exchange Commission (SEC) an application for registration of the abovementioned stock issue. Finally, on March 24, 2006, the Bank’s stock began to be listed on the New York Stock Exchange. During the year ended December 31, 2006, such capital increase was fully subscribed and paid in. As required by CNV General Resolution No. 368/01, the Bank informs that has applied all funds resulting from the public subscription of shares to finance its general business operations, increasing its lending capacity and obtain funds for potential acquisitions.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

On the other hand, as a result of the international macroeconomic context and the fluctuations of the capital markets in general, among other effects, the prices of local shares have been affected, including those of the Bank. Therefore, considering the Bank’s financial strength and in line with its commitment to shareholders, during January 2008, the Board of Directors decided to authorize the repurchase of its own common registered Class B shares with a face value of Ps. 1, each entitled to 1 vote, whether as shares or as American Depositary Shares (ADS). Given the successive extensions and changes made by the Bank’s Board of Directors, as of the date of these financial statements, the maximum amount to be invested by virtue of this program is 290,000, without exceeding the amount of 50,000,000 shares, and the price payable should range between Ps. 4 to Ps. 7 per share. Such authorization is effective until September 04, 2008.

In accordance with the above, from January 21, 2008, through August 4, 2008, the Bank acquired 30,128,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each and 114,800 ADSs (equivalent to 1,148,000 common Class B shares with a face value of Ps. 1 and entitled to 1 vote each) for a total amount of 185,326.

On April 29, 2008, the Bank’s general regular and special shareholders’ meeting approved the actions taken through that date and delegated to the Board of Directors the power to sell the shares mentioned in the previous paragraph during a three-year term from the acquisition thereof. After such term, capital stock shall be reduced by operation of law for an amount equal to the nominal value of shares held in portfolio, which will be cancelled.

10.	CORPORATE BONDS ISSUANCE

The corporate bond liabilities recorded in the accompanying financial statements amount to:

Class	Original value			06/30/2008	12/31/2007

Subordinated corporate bonds	USD	83,000,000	a.1) and a.2)	13,821	13,878

Subordinated corporate bonds	USD	4,000,000	b)	2,190	2,503

Subordinated corporate bonds	USD	150,000,000	c.1)	455,104	474,314

Nonsubordinated corporate bonds	USD	150,000,000	c.2)	439,848	489,390

Nonsubordinated corporate bonds	USD	100,000,000	c.3)	310,055	310,147

Total				1,221,018	1,290,232

a.1)
On February 19, 1996, the Bank’s general regular and special shareholders’ meeting authorized issuing Subordinated Corporate Bonds for up to a face value of USD 60,000,000, which was carried out on May 31, 1996.

The net funds arising from the placement of the abovementioned corporate bonds were used to repay the loan borrowed from the FFCB (Bank Capitalization Trust Fund), currently the FFRE (Business Enterprise Reconstruction Trust Fund), due to the acquisition of certain assets and liabilities of Banco Federal Argentino.

On April 16, 2003, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

a.2)
On April 12, 1995, the Bank’s general regular shareholders’ meeting approved creating a Global Program for the issuance of simple and unsecured Corporate Bonds, subordinated or not, nonconvertible into shares for up to an aggregate of USD 50,000,000, and it entrusted the Board of Directors with the task of setting the characteristics of the referred bonds (price, form, payment and placement conditions, among others).

On July 20, 1998, the Bank received funds from a loan requested from FFCB for an amount of USD 5,000,000, whereby the Bank issued subordinated corporate bonds to finance the purchase of former Banco de Jujuy S.A.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

On July 20, 2005, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

Pursuant to the request made by the Bank to the Managing Committee of FFCB on July 26, 1999, to restructure the financing previously granted, a loan agreement was entered into on December 29, 1999, by BNA, as FFCB’s trustee, and the Bank, whereby FFCB granted a subordinated loan of USD 18,000,000, which was used by the Bank to strengthen its own computable equity.

The Bank undertook to repay in full the new loan convertible into subordinated corporate bonds in five annual, equal and successive installments, the first installment falling due on December 29, 2002. In addition, the loan will accrue compensatory interest at 180 days LIBOR plus 3% p.a. on balances, payable in arrears on an annual basis starting a year after the disbursement date.

On March 17, 2000, the Bank requested the CNV’s authorization to issue subordinated corporate bonds in the amount of USD 18,000,000 in order to repay the loan granted by the FFCB, received on December 29, 1999.

On December 29, 2006, the Bank paid the last installment of the Subordinated Corporate Bond, pursuant to the payment schedule established.

The installments of the corporate bonds mentioned in a.1) and a.2) were settled by the Bank in the original currency until February 3, 2002, on which the amounts payable were switched into pesos at Ps. 1-to-USD 1, adjusted by CER. In that regard, subsequent settlements were made following such method, taking into account what is stated in the following paragraphs.

Subsequently, the Managing Committee of FFRE objected to the conversion into pesos of 50% of its loans, therefore requesting reassessment of all payments made.

On March 17, 2005, the Bank advised the Central Bank of the acceptance of the guidelines defined by such agency and recorded such loans, thus reflecting the right to receive the compensation for the asymmetric conversion into pesos and to cover the global net negative position resulting therefrom.

On April 20, 2007, the Bank paid 33,500 to settle the Subordinated Corporate Bonds of nominal value USD 60,000,000 and USD 5,000,000. Certain aspects, such as a decrease in the interest rate to be applied and the treatment of compensatory and punitive interest, which are relevant to the final calculation of the due and payable amounts related to the USD 18,000,000 Subordinated Corporate Bond, remain to be defined.

As of the date of issuance of the accompanying financial statements, the Bank estimates that there would be no additional effects apart from those recognized in accounts due to the aspects previously mentioned.

b)
On January 20, 1997, the general special shareholders’ meeting of former Banco de Salta S.A. (which was absorbed by the Bank) approved issuing Subordinated Corporate Bonds in the amount of USD 4,000,000 to exercise the power granted to it by the second clause of the Loan Agreement entered into with Banco Provincial de Salta (in liquidation) on June 28, 1996. In addition, the general special shareholders’ meeting of former Banco de Salta S.A. held on May 29, 1997, approved the IPO of such Corporate Bonds. Through Resolution No. 1,006, dated December 19, 1997, the CNV authorized the IPO of former Banco de Salta S.A. for the issuance of Corporate Bonds, and it also approved the public offering of such bonds.

In addition, on October 19, 1999, through Resolution No. 13,043, the CNV authorized the transfer in favor of former Banco Macro Misiones S.A. (which was absorbed by the Bank) of the authorization granted to former Banco de Salta S.A. to issue the referred Corporate Bonds, since the latter merged with and into the former. Furthermore, it cancelled the authorization granted to former Banco de Salta S.A. for the public offering of its corporate bonds.

Through June 30, 2008, the Bank had amortized the equivalent of USD 3,000,000 (original value), following the method described in point (a) above.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

c)
On September 1, 2006, the general regular shareholders’ meeting approved the creation of a Global Program for the Issuance of simple Corporate Bonds in a short, medium or long term, either subordinated or non-subordinated, with or without guarantee, in accordance with the provisions of Law No. 23,576, as amended by Law No. 23,962, and further applicable regulations, up to a maximum amount outstanding at any time during the term of the program of USD 400,000,000 (four hundred million US dollars), or an equal amount in other currencies, under which it will be possible to issue different classes and/or series of corporate bonds denominated in US dollars or other currencies and reissue the successive classes or series to be amortized.

On June 4, 2007, the general regular and special shareholders’ meeting approved the increase of the USD 400,000,000 cap (four hundred million US dollars) of the Global Program for the Issuance of Corporate Bonds to USD 700,000,000 (seven hundred million US dollars), or an equal amount in other currencies, as set forth in the original program.

c.1)
On December 18, 2006, under the abovementioned Global Program, Banco Macro S.A. issued the 1st series of Class 1 subordinated notes for a face value of USD 150,000,000 (US dollars one hundred and fifty million). The main characteristics of this issuance are:

-	Computable to the Bank’s required minimum capital (computable equity), as established by Communiqué “A” 4,576.

-	The notes fall due within a 30-year term, with full amortization upon maturity (December 18, 2036), with a full redemption option in 10 years as from the issuance date.

-	Interest payments will be made with a semiannual frequency (June 18 and December 18, every year).

-
During the first 10 years, the interest rate will be a fixed one (9.75%), and a variable one for the remaining years (six-month LIBOR, plus 7.11%). As established by Communiqué “A” 4,576 the interest rate payable can be increased only once over the life of the instrument and subsequent to the 10-year term as from their issuance.

-	They do not include covenants that change the subordination order.

-
No interest on the notes will be neither fall due and payable if: (a) payments of such interest exceed the distributable amount, as defined in the pricing supplement dated November 23, 2006; (b) there is a general prohibition by the Central Bank; (c) the Bank is subject to the provisions of sections 34 or 35 bis, Financial Institutions Law; (d) the Bank is receiving financial assistance from the Central Bank under Article 17 of Central Bank Charter; (e) the Bank is not in compliance with or have failed to comply in a timely basis with reporting obligations to the Central Bank; and/or (f) the Bank is not in compliance with minimum capital requirements (both on an individual and consolidated basis) or with minimum cash reserves (on average).

-	The unpaid interest is not cumulative.

-	They have authorizations both for their public offering and their listing on domestic or foreign stock exchanges or markets.

-
In no case, may the payment of interests exceed net unappropriated retained earnings (calculated under Communiqué “A” 4,591) which should be appropriated to a reserve created to such end, as established by Communiqué “A” 4,576. On April 29, 2008, the general regular shareholders’ meeting approved the creation of the special reserve to service interest payable during the fiscal year 2008. As of June 30, 2008, the remainder of such reserve amounted to 21,670. Also, on June 18, 2008, 22,160 were paid.

The Bank used the funds derived from such issuance to grant loans.

c.2)
On January 29, 2007, the Bank issued the 1st series of Class 2 nonsubordinated corporate bonds at a fixed rate of 8.5% p.a., simple, not convertible into shares, fully amortizable upon maturity (February 1, 2017), for a face value of USD 150,000,000 (one hundred and fifty million US dollars), under the terms and conditions set forth in the price supplement dated January 10, 2007. Interest will be paid semiannually on February 1 and August 1 of every year, starting on August 1, 2007. Additionally, the Bank has the option to redeem such issuance, either fully or partially, at any time and periodically.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

For the same reasons regarding the macroeconomic context summarized in note 9 above, during the first quarter of this year, the Bank repurchased and settled nonsubordinated corporate bonds of this class for a face value amount of USD 9,500,000. Consequently, the residual principal as of the date of issuance of these financial statements totals USD 140,500,000.

The Bank used the funds derived from such issuance to grant loans.

c.3)
On June 7, 2007, the Bank issued the 1st series of Class 3 nonsubordinated corporate bonds (peso-linked notes) at a fixed rate over principal in pesos of 10.75% p.a., simple, not convertible into shares, fully amortizable upon maturity (June 7, 2012), for a face value of USD 100,000,000 (one hundred million US dollars), under the terms and conditions set forth in the price supplement dated May 18, 2007. Interest will be paid semiannually on June 7 and December 7 of every year, starting on December 7, 2007. Additionally, the Bank will only be able to redeem such issuance for tax purposes.

The Bank used the funds derived from such issuance to grant loans.

The corporate bonds mentioned in c.1) through c.3) above both included "registration rights agreements" entered into by the Bank and the placing agents whereby Banco Macro S.A. agreed to file with the SEC (Securities Exchange Commission) and make its best efforts to obtain an authorization to exchange those issuances for those registered with the SEC. Such agreements established deadlines and penalties for the Bank to carry out the process.

On August 16, 2007, the SEC authorized the abovementioned exchange offers.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

The Bank performs transactions that involve derivative financial instruments, as established by Central Bank rules and professional accounting standards effective in Argentina. Such instruments mainly relate to:

-    Repurchase agreements of securities and foreign currency.
-    Forward transactions without delivery of the underlying asset.
-    Call and put options.
-    Interest rate swap.

Such transactions were valued as explained in notes 3.3.h.1), 3.3.h.2) and 3.3.m).

Positions of transactions effective as of June 30, 2008, and December 31, 2007, are as follows:

Transaction	06/30/2008	12/31/2007

Net liability position of repurchase agreements	(534,900)	(787,288)

Net asset position of forward foreign-currency transactions offset (a)	29,566	236,573

Position of put options sold on BODEN 2007, 2012 and 2013 coupons (b)	112,038	113,776

Interest rate swap (c)	28,206	29,388

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Net income (loss) resulting from these transactions for the six-month periods ended June 30, 2008, and 2007, amount to income (loss):

Transaction	06/30/2008	06/30/2007

Premiums on reverse repurchase agreements	20,006	18,398

Premiums on repurchase agreements	(2,091)	(8,009)

Interest rate swap	539

Forward foreign-currency transactions offset	(477)	(2,862)

Transactions with options		1,336

Total	17,977	8,863

(a)  It is related mainly to negotiation transactions of forward foreign currency exchange rates, carried out through ROFEX and M.A.E. The differences of such trading transactions are settled on a daily basis based on the prices agreed upon and their quoted price upon maturity; the underlying asset is not delivered or received.

(b)  Relates to put options on coupons of the Argentine Government Bonds provided in Presidential Decrees Nos. 905/02 and 1,836/02, as supplemented, which were received by the holders of rescheduled deposits through the exchanges implemented by the Argentine Government.

(c)  Relates to an interest rate swap agreement whereby on a quarterly basis the Bank shall be entitled to receive the positive difference between 10.25% nominal interest p.a. and the variable rate agreed-upon in relation to a loan granted by the Bank (LIBOR at 90 days plus 2.9%), applied to the residual principal of such loan. In the event that the differences between both rates were negative, the Bank shall be required to pay the difference. This agreement expires September 27, 2018.

The amount booked under the Bank’s memorandum accounts and disclosed previously, is related to the residual principal of the loan (notional value of the transaction).

12.	PORTFOLIO MANAGEMENT

a)
On March 1, 1996, former Banco de Salta S.A. (which was absorbed by the Bank) and the Government of the Province of Salta entered into an “Agreement to Manage the Loan Portfolio of Banco Provincial de Salta (in liquidation)” related to the nonfinancial private sector, whereby the Bank undertakes to perform all acts necessary to manage such portfolio. In consideration thereof, the Province of Salta recognizes to the Bank a percentage of the amounts effectively recovered.

As of June 30, 2008 and December 31, 2007, the loans portfolio managed for principal and interest, after application adjustments, amounted to 14,443 and 14,664, respectively.

b)
By virtue of the agreement formalized on August 11, 1998, between former Banco de Jujuy S.A. (which was absorbed by the Bank) and the Government of the Province of Jujuy, the Bank undertakes to perform all acts necessary to manage the loan portfolio of the former Banco de la Provincia de Jujuy and to provide a monthly report on the tasks performed. In consideration thereof, the Province of Jujuy recognizes to the Bank, for all accounts and as a lump-sum and total consideration, a percentage of the amounts actually recovered.

As of June 30, 2008 and December 31, 2007, the loans portfolio managed amounts to 43,544 and 44,068, respectively.

c)
On April 6, 2001, through Provincial Decree No. 806, the Ministry of the Treasury of the Province of Salta approved an extension to the “Contract for the service of collecting, processing and arranging information, managing the loan portfolio and performing collection procedures related to the receivables of the IPDUV (Provincial Institute of Urban and Housing Development)" entered into on March 27, 2001, between such agency and the former Banco Macro S.A. Through that extension, the Bank will provide to the IPDUV, among others, the service of collecting the installments payable by successful bidders for housing and a service of performing collection procedures related to such institute’s receivables. In consideration thereof, the IPDUV recognizes to the Bank a percentage of the amounts effectively recovered.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As of June 30, 2008 and December 31, 2007, the loans portfolio managed amounts to 86,055 and 80,890, respectively.

d)
On August 19, 2002, ABN AMRO Bank N.V. Sucursal Argentina, as trustee, the former Scotiabank Quilmes S.A., as trustor, Banco Comafi S.A., as collecting agent and manager and the former Banco Bansud S.A. (currently Banco Macro S.A.), entered into an agreement for the LAVERC financial trust’s collection administration and management, whereby former Banco Bansud S.A. will be in charge of the collection management, custody, performance and any other task related to the corpus assets booked in the branches of former Scotiabank Quilmes S.A. received.

Through Resolution No. 523 of August 20, 2002, the Central Bank Board of Governors –under Section No. 35 bis II b), Financial Institutions Law– provided for excluding certain secured liabilities and the equivalent amount of certain assets from Scotiabank Quilmes S.A. (SBQ), and it authorized the transfer of 35% of total excluded assets (including certificates of participation in the LAVERC trust) and liabilities in favor of the former Banco Bansud S.A. In addition, the abovementioned Resolution authorized the former Banco Bansud S.A. to incorporate 36 branches that belonged to SBQ at the time of the transfer.

As of June 30, 2008 and December 31, 2007, the portfolio managed by the Bank amounted to 131,814 and 136,810, respectively.

e)	On June 30, 2006, the Bank and Sud Inversiones y Análisis S.A. entered into a management and custody agreement regarding the “RETUC 1” trust loan portfolio.

As of June 30, 2008, and December 31, 2007, the portfolio managed by the Bank for principal and accrued interest amounted to 62,501 and 63,037, respectively. Also, see note 15.2) to the stand-alone financial statements.

f)	In addition, as of June 30, 2008 and December 31, 2007, the Bank had under its management other portfolios for total amounts of 66,550 and 67,909, respectively.

13.	MUTUAL FUNDS

As of June 30, 2008, the Bank, in its capacity as Depository Company, held in custody the shares of interest subscribed by third parties and securities from the following mutual funds:

Fund	Shares of interest	Shareholders’ equity	Investments (a)

Pionero Pesos	283,480,576	349,381	260,470

Pionero Renta Ahorro	49,071,400	59,630	57,067

Pionero Latam	20,869,775	83,305	83,761

Pionero F.F. – Fideicomiso Financieros	14,419,920	15,434	20,433

Pionero Renta	8,801,362	16,979	16,057

Pionero Crecimiento	2,077,118	5,084	4,864

Pionero Global	779,770	796	786

Puente Hnos. Renta Fija	69,050	97	97

Galileo Event Driven F.C.I.	10,164,094	50,308	52,082

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

(a)	These amounts reflect the mutual funds’ investment portfolios and are recorded under the “Checks and securities in custody” memorandum account.

14.	BANK DEPOSIT GUARANTEE INSURANCE SYSTEM

Law No. 24,485, and Presidential Decree No. 540/95, provided for the organization of a Bank Deposit Guarantee Insurance System, characterized as being limited, mandatory and for valuable consideration, designed to provide coverage for risks inherent in bank deposits, subsidiary and supplementary to the bank deposit privileges and protection offered by the system created by Financial Institutions Law. Such law also provided for the organization of SEDESA to manage the Deposit Guarantee Fund. Such company was organized in August 1995. The Bank holds a 8.3544% equity interest therein, according to the percentages set forth in Central Bank Communiqué “B” 9,229 of March 25, 2008.

This system shall cover the deposits in Argentine pesos and foreign currency with the participating institutions as checking accounts, savings accounts, certificates of deposit or any other modes determined by the Central Bank, as long as fulfilling the requirements under Presidential Decree No. 540/95 and any others established by the enforcement agency. On the other hand, the Central Bank established that the deposits made by other financial institutions, those made by persons related to the Bank, deposits of securities, among others, would be excluded from the deposit guarantee system.

15.	TRUST ACTIVITIES

The Bank is related to different types of trusts. Below the different trust agreements are disclosed, according to the Bank’s business purpose:

15.1.    Financial trusts for investment purposes.

The amounts recorded in the Bank’s financial statements for holdings of certificates of certification (net of allowances for 34,773 and 27,367, respectively) and debt securities in financial trusts under “Other receivables from financial intermediation - Other not covered by debtor classification standards” were as follows:

Financial trust	06/30/2008	12/31/2007

Certificates of participation:

Tucumán (a)	190,034	134,474

Garbarino (b)	24,625

Tarjeta Shopping (b)	22,767

San Isidro (c)	16,782	16,782

Godoy Cruz (d)	13,379	12,511

Consumax (b)	3,013

Luján (e)		43,530

Other	21,555	13,165

Subtotal certificates of participation	292,155	220,462

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Financial trust	06/30/2008	12/31/2007

Debt securities:

Consubond (b)	28,639

Consubono (b)	25,854

Secubono (b)	22,007	4,055

Tarjeta Shopping (b)	18,693	29,989

Megabono (b)	17,507

Confibono (b)	15,597

Tarjeta privada (b)	15,244	10,060

Onext (f)	14,791	14,524

Metroshop (b)	9,531	12,425

Garbarino (b)	5,898

Others	15,387	5,977

Subtotal debt securities	189,148	77,030

Total	481,303	297,492

(a)       Fideicomiso Tucumán

On August 31, 2005, Federalia Sociedad Anónima de Finanzas, Maxifarm S.A. and Gabrinel S.A., in their capacity as trustors, entered into a trust agreement that created the financial trust “Fideicomiso Financiero Tucumán”.

The trustors assign to the trust debt securities issued by the trust “Fideicomiso República”, the purpose of which is the recoverability of certain assets, mainly loans and real property of former Banco República.

In addition, the purpose of the trust "Fideicomiso Tucumán” is to collect debt securities issued by the trust “Fideicomiso República” and settle the certificates of participation issued. To this end, Class “A” and Class “B” certificates of participation in the trust “Fideciomiso Tucumán” were issued. Class “B” certificates of participation are subordinated to the collection of Class “A” certificates of participation.

As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of Class “A” certificates of participation.

In June 2008, certificates of participation were partially redeemed and beneficiaries agreed changes, primarily in the terms and conditions of the certificates of participation. Banco Macro S.A. acquired 100% of Class “B” certificates of participation in the trust.

Consequently, as of June 30, 2008, Banco Macro S.A. owned 100% of the certificates of participation issued by the financial trust "Fideicomiso Financiero Tucumán".

As per the latest accounting information available to date, corpus assets, primarily measured at cost value, amounted to about 91,348. The recoverable value of corpus assets exceeds the Bank’s book values.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

This trust will end with the full settlement of the certificates of participation.

(b)
Mainly including provisional certificates of participation and debt securities issued in the different series of financial trusts through a public offering entered into by the Bank under underwriting agreements. Through those agreements, the Bank prepays the price for the placement of provisional securities to the trustor. Once final certificates and debt securities are issued and placed in the market, the Bank recovers the reimbursements plus the amount equal to the rate agreed upon.

(c)   Fideicomiso San Isidro

The purpose of the trust “Fideicomiso San Isidro” is to realize the real property received in trust and to use the proceeds to settle the certificates issued by the trust. This means that cash flows for the settlement of certificates of participation would result from the sale of the real property mentioned in the preceding paragraph.

Therefore, on June 4, 2001, the former República S.A. de Finanzas, in its capacity as trustor, entered into a trust agreement, whereby the financial trust “San Isidro” was created.

By virtue of the agreement, the trustor assigned to the trust a real property located in San Isidro, Province of Buenos Aires, to realize it and to use the proceeds to settle the certificates of participation issued by the trust: Class “A”, Class “B” (subordinated to the Class “A” certificate of participation) and Class “C” for the remainder (subordinated to the Class “A” and Class “B” certificates of participation).

The certificates of participation were delivered to Banco Macro S.A. (the Bank owns 100% of the certificates issued by the trust) to repay the loan previously granted to República S.A. de Finanzas.

On May 10, 2007, a real property development agreement was signed to carry out the Real Property Project, based on a decision by the trust’s beneficiaries in conformity with the provisions set forth in the trust agreement.

As per the latest accounting information available to date, corpus assets amounted to about 41,787.

This trust will end with the settlement of the certificates of participation and/or the sale of corpus assets.

(d)   Fideicomiso Godoy Cruz

On August 29, 2006, Banco Finansur S.A., as trustee, and Corporación de los Andes S.A., as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Godoy Cruz”.

The trustor assigned to the trust “Fideicomiso Godoy Cruz” buildings and plots of land located in the Godoy Cruz department, San Francisco del Monte district, Province of Mendoza.

In addition, Class “A”, Class “B” (subordinated to the Class “A” certificates of participation) and Class “C” (subordinated to Class “A” and Class “B”) certificates of participation were issued.

The purpose of the trust is to sell the assets mentioned above and to use the proceeds to settle the certificates of participation issued.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 100% of the Class “A” certificates of participation.

As per the latest accounting information available to date, corpus assets amounted to about 22,469.

This trust will end with the full settlement of the certificates of participation.

(e)   Fideicomiso Luján

The financial trust “Fideicomiso Financiero Luján” was created to reduce the credit risk of the financing granted to Federalia S.A. de Finanzas. To such end, on May 20, 2003, Federalia S.A. de Finanzas, in its capacity as trustor, entered into an agreement to create the trust called “Fideicomiso Financiero Luján”.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The trustors assigned to the trust real property located in the Province of Buenos Aires, Argentina.

Furthermore, “Nuevo A”, “A Prima” (subordinated to the Class “Nuevo A” certificates of participation) and Class “B” certificates of participation (subordinated to the Class “A” and “A Prima” certificates of participation) were issued. As of December 31, 2007, Banco Macro S.A. was the beneficiary of 100% of the certificates of participation issued.

In June 2008, Banco Macro S.A. sold 100% of the certificates of participation to Federalia S.A. de Finanzas.

(f)    Fideicomiso Onext

The purpose of the trust “Fideicomiso Onext” is to guarantee the repayment of the financing granted by the Bank and Banco Credicoop Cooperativo Limitado to Dalvian House S.A., Conjunto los Cerros S.A. and Dalvian Constructora S.A.

Consequently, on May 19, 2005, Dalvian House S.A. and Conjunto los Cerros S.A., in their capacity as trustors, entered into an agreement whereby the financial trust “Fideicomiso Financiero Onext” was created.

The trustors assigned certain real property to the trust “Fideicomiso Onext”. The purpose of such trust is to sell the real property to settle the debt securities issued by the trust and distribute the remaining corpus assets, if any, among the holders of the certificates of participation in their respective proportions.

As of the date of these financial statements, Banco Macro S.A. is beneficiary of 50% of the debt securities issued under “Fideicomiso Onext”.

On July 16, 2008, an agreement was signed to liquidate and terminate the trust, with the related distribution of corpus assets.

15.2.   Trusts created using financial assets transferred by the Bank

The Bank transferred financial assets (loans) to trusts for the purpose of issuing and selling securities the collection of which is guaranteed by the cash flow resulting from such assets or group of assets. This way, the funds originally used to finance loans are recovered early, increasing the Bank's lending capacity.

The trust in effect, created using assets transferred by the Bank, is shown below:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed
Fideicomiso Financiero "Retuc 1"	Banco Macro S.A.	S.I.A.S.A.	Cooperativa de Vivienda Cons. y Créd. Ltda.	03/31/2006	2,300	(1)

(1)	Relating to the corpus assets, net of allowances and provisions, as per the latest accounting information available to date. Furthermore, the Bank only manages the collection of trust assets.

15.3.   Trusts guaranteeing loans granted by the Bank

As it is common in the Argentine banking market, the Bank requires, in some cases, that the debtors present certain assets or entitlements to receiving assets in a trust as a guarantee for the loans granted. This way, the risk of losses is minimized and access to the security is guaranteed in case of the debtor´s noncompliance.

Trusts usually act as conduits to collect cash from the debtor’s flow of operations and send it to the bank for the payment of the debtor’s loans and thus ensure compliance with the obligations assumed by the trustor and guaranteed through the trust.

Under this kind of trust, the Bank grants loans to trustors and creates a trust, where the trustor transfers an asset or right it owns to ensure compliance with the loan received.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Additionally, other guarantee trusts manage specific assets, mainly real property.

Provided there is no noncompliance or delays by debtor in the obligations assumed with the beneficiary, the Trustee shall not execute the guaranty and all excess amounts as to the value of the obligations are reimbursed by the Trustee to the debtor.

Below is a breakdown of the trusts that are effective to date.

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso de Energía Distribuida II	Emgasud SA	S.I.A.S.A.	Banco Macro S.A. - ABN AMRO Bank	05/25/2008	125,364	(1)

Fideicomiso de garantía Transporte urbano de pasajeros de Rosario	Empresa mixta de Transporte de Rosario S.A.	Banco Macro S.A.	Nuevo Banco Bisel S.A.	12/28/2007	19,762	(1)

Prenda y Cesión Fiduciaria en Garantía Sunny Land S.A.	Natural persons not related to the Bank	S.I.A.S.A.	Banco Macro S.A.	04/04/2007	13,503	(1)

Prenda y Transferencia Fiduciaria en Garantía Fibra Papelera S.A.	Agrotécnica del Sur S.A. and natural persons not related to the Bank	S.I.A.S.A.	Banco Macro S.A.	03/23/2007	12,016	(2)

Fideicomiso Reginald Lee	Reginald Lee S.A.	S.I.A.S.A.	Banco Macro S.A.	02/26/2008	10,500	(3)

Fideicomiso Provincia de Salta Avenida de Circunvalación	Province of Salta	Banco Macro S.A.	Banco Macro S.A.	05/2006	6,303	(1)

Other (4) and (5)					15,391

(1)	The Bank estimated the value of the managed assets based on the amount pending amortization as of June 30, 2008, of the loans granted.

(2)	Related to the equity value of the shares transferred by the trustor to the trust.

(3)	Relating to the monthly average on a straight-line basis of the funds managed during the six-month period ended June 30, 2008, or as from the starting date, if applicable.

(4)
Including trusts related to the following trustors: La Veloz del Norte, Province of Salta, Sucesión Yeizel Katz, Municipality of the Province of Salta, Corredor Americano S.A., Grunhaunt Construcciones S.A., Horizonte S.A., London Supply S.A.C.I.F.I., EN.J.A.S.A., Los Castillos S.A., Transporte Plaza S.A., Laboratorios Northia S.A.C.I.F.I.A., Pulte S.R.L., Altos de la Calera S.A., Casino Club S.A. and Casino Rosario S.A., Compañía de Inversiones y Participaciones S.A. and Unider Internacional S.A.

(5)
As of June 30, 2008, the following trusts are in liquidation: Fideicomiso Northia, Fideicomiso Pulte, Fideicomiso de Garantía London, Fideicomiso Altos de la Calera I, Fideicomiso Casino Club, and Fideicomisos III, IV y V Banco Macro S.A. – Sucesión de Yeizel Katz S.H.

15.4.   Trusts in which the Bank acts as trustee (administration).

The Bank performs management duties in relation to the corpus assets according to the agreements and only performs trustee duties and has no other interests in the trust.

In no case shall the Trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements. The fees earned by the Bank from its role as trustee are calculated according to the terms and conditions of the agreements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

Trusts usually manage funds derived from the activities performed by trustors. On the last day of each month, the trust’s assets are not material because they are transferred periodically by the trustee (the Bank) to the beneficiary according to the trust agreement. To such end, the Bank enters into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, such as the payment of amortization installments regarding work or service certificates, and the payment of invoices and fees stipulated in the related agreements.

(b)	Promoting the production development of the private economic sector at a provincial level.

(c)	Being a party to public work concession agreements granting road exploitation, management, keeping and maintenance.

Additionally, other guarantee trusts manage specific assets, mainly real property.

Below is a breakdown of the trusts that are effective to date.

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso para el Fortalecimiento y Saneamiento Municipal - Banco Macro Bansud S.A. y Gobierno Provincial - Ley 5435	Provincial government	Banco Macro S.A.	Municipalities and municipal commissions of the Province of Jujuy	12/29/2004	99,544	(1)

Fideicomiso de Garantía CONTA	Conta Walter Mario S.R.L.	Banco Macro S.A.	Barclays Bank PLC	04/20/2007	31,605	(2)

Fideicomiso Saeta - Banco Macro Bansud S.A.	Sociedad Anónima de Transporte Automotor (S.A.E.T.A.)	Banco Macro S.A.	Employees of companies, social security agencies, statutory health care organizations, tax authorities, among others.	10/06/2005	12,117	(1)

Fideicomiso IPSS	Ministry of Treasury and Public Works of Salta	Banco Macro S.A.	Health Institute of the Province of Salta	03/28/2003	8,578	(1)

Fideicomiso No Financiero entre Banco Macro S.A. y la Secretaría de Estado de Economía de la Provincia de Jujuy	Economy Department of the Province of Jujuy	Banco Macro S.A.	Economy Department of the Province of Jujuy	05/11/2000	6,675	(1)

Other (3)					15,188

(1)	Relating to the monthly average on a straight-line basis of the funds managed during the six-month period ended June 30, 2008, or as from the starting date, if applicable.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization of the as of June 30, 2008, of the loans granted.

(3)
Including trusts related to the following trustors: Province of Misiones, Municipality of the City of Salta, Province of Salta, Ministry of Treasury of the Province of Salta and the Ministry of Public Health of Salta, and Cooperativa de Agua Potable y Otros Servicios.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

16.	COMPLIANCE WITH REQUIREMENTS TO ACT AS OVER-THE-COUNTER SECURITIES MARKET BROKER

Under CNV Resolution 368/01, the Bank’s shareholder’s equity exceeds the minimum amount required.

17.	ACCOUNTS IDENTIFYING COMPLIANCE OF THE MINIMUM CASH REQUIREMENT

The items computed by the Bank to constitute the minimum cash requirement for June 2008 are listed below, indicating the balances as of month-end of the related accounts:

Item	Balance as of 06/30/2008

Cash

Cash on hand	472,530

Amounts in Central Bank accounts	1,940,790

Other receivables from financial intermediation

Special guarantee accounts with the Central Bank	149,221

Total	2,562,541

18.	CLAIMS FROM THE FEDERAL PUBLIC REVENUE AGENCY (AFIP) – FEDERAL TAX BUREAU (DGI)

a)
On January 21, 2002, the former Banco Bansud S.A. requested from the above agency that it be included in the debt consolidation, interest and fines exemption and installment plan system provided by Presidential Decree No. 1,384/01 in order to settle the tax payable that authorities had assessed ex-officio according to a resolution notified on December 19, 2001.

The abovementioned claim from tax authorities related to income tax differences of the former Banco del Sud for the 1993 and 1994 tax years grounded on having challenged certain methods applied that –in the former Banco Bansud S.A.’s opinion– were consistent with the guidelines set by the specific regulations.

The amount that the Bank has requested to settle under the installment plan system is 10,780, which will be paid in 120 monthly installments. The amount in question was charged to income for the fiscal year ended December 31, 2001. As of June 30, 2008, the outstanding amount of 4,763 was recognized in the “Other liabilities” account.

b)
The former Banco Bansud S.A., on February 18 and November 12, 2002, and the Bank, on February 3, 2004, February 17, 2005, and February 17, 2006, filed appeals with the Federal Administrative Tax Court against the AFIP – DGI resolutions that, holding to the position mentioned in the preceding point, had objected the tax returns filed by the former Banco Bansud S.A for tax years ended from June 30, 1995, through June 30, 1999, and the six-month irregular period ended December 31, 1999.

On February 2, 2005, February 2, 2006, and November 22, 2006, the Bank filed the appeals with the Federal Administrative Tax Court against the AFIP resolution that had objected to the 1998, 1999 and 2000 income tax returns of the former Banco Macro S.A.

The issues under discussion and on which the regulatory agency bases its position are the impossibility to deduct the credits with collateral security and the requirement to begin judicial collection proceedings for outstanding receivables to be deducted for tax purposes. Both issues were analyzed by the Federal Administrative Tax Court in similar cases, which issued a resolution in favor of the position assumed by the Bank.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

The Bank estimates that the abovementioned issues are unlikely to give rise to additional charges and, therefore, no provision was recorded for such amounts.

19.	CHANGES IN THE ARGENTINE MACROECONOMIC ENVIRONMENT, AND THE SITUATIONS OF THE FINANCIAL SYSTEM AND THE BANK

The Argentine economic and financial situation worsened in late 2001, when the Argentine government suspended payments on the sovereign debt and imposed severe restrictions on cash withdrawals from financial institutions.

In early 2002, the Argentine Congress enacted Public Emergency and Foreign Exchange System Reform Law No. 25,561 (the effective term of which was extended through December 31, 2008). This law introduced significant changes to the economic model implemented until that date and amended Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) effective since March 1991. After a period of an official foreign exchange market, a single foreign exchange market was established, subject to Central Bank requirements and rules. Such law and subsequent presidential decrees established, among others, measures that affected the financial system, primarily related to the conversion into pesos of its assets and liabilities in foreign currency at different exchange rates and the related compensatory measures.

Also, the current administration outlined a program that included important measures such as the exchange of federal and provincial government debt, compensation provided to Financial Institutions for the effects of the devaluation and the conversion into pesos of balances denominated in foreign currency, the restructuring of Federal Government debt, deposits rescheduling and the lifting of restrictions thereto, relaxation of foreign-exchange controls and monetary reunification with the redemption of quasi-currencies. In addition, during 2005, the government debt restructuring process was completed and the Argentine Government settled its payable to the International Monetary Fund. Also, the economic and financial variables showed evolution and the financial system is undergoing a financial consolidation process.

The accompanying financial statements should be read considering the circumstances previously mentioned.

Legal actions

The measures adopted by the Federal Executive with respect to the public emergency in political, economic, financial and foreign exchange matters triggered a number of legal actions (known as recursos de amparo –constitutional rights protection actions), brought by individuals and companies against the Federal Government, the Central Bank and the financial institutions for considering that Public Emergency Law and its supplementary regulations are unconstitutional.

In the specific case of deposits denominated in foreign currency, in some cases, the courts ordered the reimbursement of such deposits, either in foreign currency or at free foreign exchange rate at the time of reimbursement until a final judgment is issued with respect to the constitutionality of the conversion into pesos.

Some of these claims were treated by the Argentine Supreme Court, which issued resolutions on lower-court decisions for each particular case and in different manners.

On December 27, 2006, the case in re. “Massa Juan Agustín v. the Federal Government et al for constitutional rights protection actions” and in other later pronouncements, the Argentine Supreme Court revoked prior instance judgments that ordered the reimbursement of deposits in US dollars and resolved that depositors are entitled to the reimbursement of their deposits switched into pesos at the Ps. 1.40-to-USD 1 exchange rate, adjusted by the CER through the payment date, and interest should be applied to such amount at a 4% rate p.a., which may not be compounded through the payment date. In addition, the judgment established that the amounts paid by financial institutions in the course of the lawsuit should be computed as payments towards the total resulting amount, which, ultimately, may not be higher than the US dollars the client deposited with each bank, as decided at prior court instances, provided that such judgment had not been appealed by the plaintiff. Also, each party would bear its own legal costs, and the legal costs ruled at the first and second instances were confirmed.

Subsequently, on August 28, 2007, within the framework of another case filed by a depositor against the Argentine Government, the Argentine Supreme Court of Justice clarified the treatment to be applied to the payments that had already been made by the banks to the depositors under lower court orders. In this regard, the amounts paid that should be charged as payment on account of the amount owed to the depositors should be considered according to the proportion that such amounts represent in relation to the original amount deposited, thus computing the values in US dollars, in regard to both the deposit as well as the payment on account.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

As regards courts deposit in US dollars, on March 20, 2007, the Argentine Supreme Court ruled in the case “EMM S.R.L. v.TIA S.A. on ordinary proceedings on precautionary measures" holding the inapplicability of section 2 of Presidential Decree 214/2002 and that principal should, therefore, be reimbursed with no deterioriation in value whatsoever, and that the sums should be kept in their original currency and that the substance of the assets entrusted to the Bank in its capacity as court bailor cannot be validly changed.

As mentioned in notes 3.3.l.2) and 3.3.l.3), under Central Bank Communiqués “A” 3,916 and “A” 4,686, as of June 30, 2008, and December 31, 2007, the Bank continued capitalizing in “Intangible assets” the amounts of 64,165 and 76,011 at stand-alone level, respectively, and a total of 98,704 and 116,464 in the consolidated financial statements, respectively, net of related amortizations amounting to 76,274 and 66,979, at stand-alone level, respectively, and amounting to 224,516 and 209,162, at consolidated level, respectively, with respect to the differences resulting from the compliance with deposit-related court orders and the estimates of the additional effects of the abovementioned Supreme Court decisions and the provisions of Presidential Decree No. 214/02, as supplemented. As of June 30, 2008, and December 31, 2007, the Bank booked the additional payables related to such regulations under the “Provisions” account in the amount of 43,400 and 52,829 at the stand-alone level, respectively, and a total of 72,838 and 84,160 of the consolidated financial statements, respectively.

The Bank’s Management believes that there would be no significant effects, other than those recognized in accounts, that could derive from the final outcome of such actions on the amount due of the related liabilities.

20.	RESTRICTION ON EARNINGS DISTRIBUTION

a)
Central Bank Communiqué “A” 4,152 dated June 2, 2004, lifted the suspension of earnings distribution established by Communiqué “A” 3,574, but kept such distributions subject to certain requirements provided therein and to prior authorization from the SEFyC. In addition, through Communiqué “A” 4,589 and 4,591, the Central Bank published the general procedure to approve the request for the authorization to distribute earnings.

b)
In addition, as mentioned in notes 3.3.l.2) and 3.3.l.3), the Bank capitalized under the “Intangible assets” account amounts for differences resulting from compliance with court orders related to the dedollarization of deposits. As established by such agency regarding the distribution of earnings, these amounts should be deducted from “Unappropriated earnings” as of year-end. As of June 30, 2008, such amount was 64,165 (net of amortizations).

c)
As mentioned in note 10.a), under the agreements entered into with the FFCB, the Bank may not distribute as cash dividends an amount exceeding 50% of liquid and realized income. In addition, the Bank may not distribute as cash dividends an amount exceeding 25% up to 50% of liquid and realized income, unless it redeems in advance subordinated corporate bonds for an amount equivalent to 50% of the total dividends distributed in cash.

d)
According to Law No. 25,063, the dividends distributed in cash or in kind will be subject to a 35% income tax withholding as a single and final payment. Dividend payments are subject to such withholding if they exceed the sum of: (i) the accumulated taxable earnings accumulated as of the year-end immediately prior to the payment or distribution date net of the income tax paid for the fiscal years which income is being distributed and (ii) certain tax-exempt income (such as dividend payments from other corporations). This is applicable for tax years ended as from December 31, 1998.

e)
On June 16, 2006, the Bank and Crédit Suisse First Boston International entered into a loan agreement for USD 50,000,000, maturing on January 21, 2008, at LIBOR plus 1.95%. Such agreement includes restrictions mainly related to the compliance with the payments established. In the event of noncompliance with the agreement, the Bank will be unable to distribute dividends either directly or indirectly through its subsidiaries. On January 18, 2008, an addendum was signed changing the expiration date to January 21, 2010, and establishing a nominal interest rate of 8.55% p.a.

21.	FINANCIAL STATEMENTS PUBLICATION

Under Communiqué “A” 760, the Central Bank's prior intervention is not required for the publication of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See Note 22)
(Figures stated in thousands of pesos, except for where indicated)

22.	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards set forth by the BCRA and, except for the effects of the matters mentioned in note 5, in accordance with professional accounting standards effective in Argentina. Certain accounting practices applied by the Bank may not conform with accounting principles generally accepted in other countries.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007	06/30/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation
- Local
Federal government bonds in US dollars at LIBOR - Maturity: 2012	84,317	84,317	140,068	3,905	74,959	78,864
Secured bonds under Presidential Decree No. 1,579/02	28,674	28,674	35,576	28,507		28,507
Federal government bonds in pesos – Maturity: 2014	10,076	10,076	10,426
Consolidation bonds in pesos – Second series	9,747	9,747	3,537	9,820		9,820
Discount bonds denominated in pesos – Maturity: 2033	5,809	5,809	8,611	(59,730)		(59,730)
Consolidation bonds of social security payables in pesos – Fourth Series	4,034	4,034	14,890	569		569
Consolidation bonds in pesos – Sixth series	4,003	4,003	2,036	4,142		4,142
Consolidation bonds of social security payables in pesos – Third series at 2%	3,089	3,089	646	3,090		3,090
Federal government bonds at 7% - Maturity: 2017	2,512	2,512		2,512		2,512
Federal government bonds in US dollars at LIBOR – Maturity: 2013	2,508	2,508	4,397	723	37,079	37,802
Consolidation bonds in pesos – Fourth series	1,793	1,793	3,351	(7,987)		(7,987)
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,469	1,469	368	1,471		1,471
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – First series	1,117	1,117	1,627	1,117		1,117
GDP - related securities in US dollars - Maturity: 2035 (governed by Argentine legislation)	277	277	28	277		277
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	205	205	214	204		204
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	488	488		488		488
Par bonds denominated in pesos - Maturity: 2038	344	344	1,590	344		344
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	296	296		296		296
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Other	136	136	1,765	136		136
Subtotal holdings for trading or financial intermediation		160,894	236,663	(10,116)	112,038	101,922

Unlisted government securities
- Local
Argentine Government bonds in Argentine pesos at private Badlar + 350 (Bonar XIII) - Maturity: 2013		25,048		25,048		25,048
Consolidation book of the Province of Salta - In US dollars		8	14	8		8
Book - entry securities for social security payables of the Province of Salta - In Pesos		2	2	2		2
Subtotal unlisted government securities		25,058	16	25,058		25,058

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007		06/30/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 07/23/08	178,873	178,873		178,873		178,873
Central Bank of Argentina Internal bills in pesos – Maturity: 07/30/08	152,558	152,558		152,558		152,558
Central Bank of Argentina Internal bills in pesos – Maturity: 07/10/08	29,930	29,930		29,930		29,930
Subtotal Central Bank of Argentina Internal Bills – Listed – Own Portfolio		361,361		361,361		361,361

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 01/09/08			19,929
Central Bank of Argentina bills in pesos – Maturity: 11/12/08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01/21/09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions			30,299

Central Bank of Argentina Internal bills – Unlisted – Own portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 10/01/08		194,720		194,720		194,720
Central Bank of Argentina Internal bills in pesos – Maturity: 10/29/08		144,595		144,595		144,595
Central Bank of Argentina Internal bills in pesos – Maturity: 09/24/08		97,311		97,311		97,311
Central Bank of Argentina Internal bills in pesos – Maturity: 12/03/08		95,570		95,570		95,570
Subtotal Central Bank of Argentina Internal bills – Unlisted – Own portfolio		532,196		532,196		532,196

Central Bank of Argentina notes – Listed – Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	122,710	122,710	178,411	122,710		122,710
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	114,678	114,678	130,757	114,678		114,678
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	94,884	94,884	57,510	94,884		94,884
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	45,777	45,777	60,329	45,777		45,777
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	45,241	45,241	32,841	45,241		45,241
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	43,541	43,541	154	43,541		43,541
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	40,091	40,091	34,041	40,091		40,091
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10	30,912	30,912		30,912		30,912
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	25,299	25,299	29,290	25,299		25,299
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	21,236	21,236	9,587	21,236		21,236
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	6,216	6,216	6,105	6,216		6,216
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	2,001	2,001	1,973	2,001		2,001
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	7	7	118,409	7		7
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			354,320
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			192,663
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08			161,335
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08			33,955
Subtotal Central Bank of Argentina notes – Listed – Own portfolio		592,593	1,856,655	592,593		592,593

Subtotal Instruments issued by the Central Bank of Argentina		1,486,150	1,886,954	1,486,150		1,486,150

EXHIBIT A
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007	06/30/2008
Name	Market value	Book balance	Book balance	Position without options (1)	Options	Final position

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued)		1,486,150	1,886,954	1,486,150		1,486,150

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	171,360	171,360	290,664
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	134,160	134,160	154,473
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	104,260	104,260
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	48,184	48,184	102,234
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10			32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10			4,022
Subtotal Central Bank of Argentina Notes – Under repo transactions		457,964	705,181

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01/07/09		223,548		223,548		223,548
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01/20/10		208,517		208,517		208,517
Subtotal Central Bank of Argentina internal notes – Unlisted – Own portfolio		432,065		432,065		432,065
Total instruments issued by the Central Bank of Argentina		2,376,179	2,592,135	1,918,215		1,918,215
Total government securities		2,562,131	2,828,814	1,933,157	112,038	2,045,195

Total government and private securities (2)		2,562,131	2,828,814	1,933,157	112,038	2,045,195

(1) The position without options as of June 30, 2008, results from the following disclosure:

Holdings as of June 30, 2008	2,562,131
Plus: Loans of government securities	11,919
Plus: Spot and forward purchases pending settlement	94,201
Less: Deposits of government securities	107,273
Less: Spot and forward sales pending settlement	627,821
1,933,157

(2) As of June 30, 2008, and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27.

EXHIBIT B

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

COMMERCIAL

In normal situation	4,952,798	4,327,168
With Senior “A” guarantees and counter-guarantees	52,196	53,524
With Senior “B” guarantees and counter-guarantees	448,818	362,467
Without Senior guarantees or counter-guarantees	4,451,784	3,911,177

Subject to special monitoring	7,565	9,024
In observation
With Senior “B” guarantees and counter-guarantees	2,098	2,121
Without Senior guarantees or counter-guarantees	5,467	6,903

Troubled	14,237	4,251
With Senior “B” guarantees and counter-guarantees	9,285	2,160
Without Senior guarantees or counter-guarantees	4,952	2,091

With high risk of insolvency	15,423	19,061
With Senior “B” guarantees and counter-guarantees	3,084	1,981
Without Senior guarantees or counter-guarantees	12,339	17,080

Irrecoverable	13,308	12,819
With Senior “B” guarantees and counter-guarantees	6,875	7,855
Without Senior guarantees or counter-guarantees	6,433	4,964

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	5,003,331	4,372,576

EXHIBIT B
(Continued)

FINANCING-FACILITIES CLASSIFICATION BY SITUATION
AND GUARANTEES RECEIVED
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

CONSUMER

Performing	4,235,046	3,824,132
With Senior “A” guarantees and counter-guarantees	12,793	12,192
With Senior “B” guarantees and counter-guarantees	563,588	557,514
Without Senior guarantees or counter-guarantees	3,658,665	3,254,426

Low risk	91,466	126,000
With Senior “A” guarantees and counter-guarantees		261
With Senior “B” guarantees and counter-guarantees	10,365	20,223
Without Senior guarantees or counter-guarantees	81,101	105,516

Medium risk	61,708	43,473
With Senior “A” guarantees and counter-guarantees	106
With Senior “B” guarantees and counter-guarantees	5,213	7,251
Without Senior guarantees or counter-guarantees	56,389	36,222

High risk	61,766	31,625
With Senior “A” guarantees and counter-guarantees	3
With Senior “B” guarantees and counter-guarantees	3,213	1,963
Without Senior guarantees or counter-guarantees	58,550	29,662

Irrecoverable	20,101	18,412
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	4,575	5,945
Without Senior guarantees or counter-guarantees	15,526	12,340

Irrecoverable according to Central Bank's rules	6,174	4,916
With Senior “A” guarantees and counter-guarantees	2	10
With Senior “B” guarantees and counter-guarantees	1,069	928
Without Senior guarantees or counter-guarantees	5,103	3,978

Subtotal Consumer	4,476,261	4,048,558
Total	9,479,592	8,421,134

EXHIBIT C

FINANCING FACILITIES CONCENTRATION
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	1,772,728	18.70	1,384,740	16.44
50 next largest customers	1,511,241	15.94	1,481,892	17.60
100 next largest customers	822,372	8.68	724,264	8.60
Other customers	5,373,251	56.68	4,830,238	57.36

Total	9,479,592	100.00	8,421,134	100.00

EXHIBIT D

BREAKDOWN BY FINANCING TERMS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Matured	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total

Non-financial government sector	9,674	1,372	3,944		90,606	3,869	462,742	572,207

Financial sector		80,186	11,655	5,728	7,075	4,126	7,107	115,877

Non-financial private sector and foreign residents	116,174	2,598,738	1,070,897	869,874	752,415	1,121,247	2,262,163	8,791,508

Total	125,848	2,680,296	1,086,496	875,602	850,096	1,129,242	2,732,012	9,479,592

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

							Information on the issuer
	06/30/2008					12/31/2007	Data from latest financial statements
	Shares and interests
Name	Class	Unit face value	Votes per share	Number	Amount	Amount	Main business activity	Period / year-end date	Capital stock	Shareholders' equity	Income (loss) for the period / year

In financial institutions, supplementary and authorized activities

- Subsidiaries
In Argentina

Nuevo Banco Bisel S.A. (2)	Common	1	1	841,682,603	1,164,238	1,041,228	Financial institution	06/30/08	845,082	1,237,205	123,839
Nuevo Banco Bisel S.A. (1) (2)	Preferred	1		66,604,774	68,264	67,932	Financial institution	06/30/08	66,605	1,237,205	123,839
Banco del Tucumán S.A.	Common	100	1	395,341	120,230	108,095	Financial institution	06/30/08	43,960	133,690	13,493
Macro Securities S.A. Sociedad de Bolsa	Common	1	1	12,776,680	16,086	16,636	Brokerage house	06/30/08	12,886	15,819	1,034
Sud Inversiones & Análisis S.A.	Common	1	1	6,475,143	11,721	11,361	Services	06/30/08	6,567	11,436	693
Macro Fondos S.G.F.C.I.S.A.	Common	1	1	327,183	861	1,501	Mutual funds management	06/30/08	1,713	4,460	2,405
Macro Valores S.A.						166
Foreign
Macro Bank Limited (ex - Sud Bank & Trust)	Common	1	1	9,816,899	116,804	118,320	Financial institution	06/30/08	9,817	116,804	(1,517)
Red Innova Administradora de Fondos de
Inversión S.A. "en liquidación"	Common	1,000	1	4,156	328	362	Cash management	06/30/08	1,172	643	(67)
Subtotal subsidiaries					1,498,532	1,365,601

- Non-subsidiaries
In Argentina
Banelco S.A.	Common	1	1	1,071,716	2,500	2,500	Network administration	12/31/07	23,599	56,536	16,682
Provincanje S.A.	Common	1	1	600,000	603	603	Swap of securities	06/30/07	9,000	10,051	23
Visa Argentina S.A.	Common	0.0001	1	11,400	238	238	Business services	05/31/07	1	34,234	10,076
C.O.E.L.S.A.	Common	1	1	64,430	95	95	Financial Services	12/31/07	1,000	1,760	72
A.C.H. S.A.	Common	1	1	52,000	52	52	Electronic information services	12/31/07	650	1,824	109
Mercado Abierto Electrónico S.A.	Common	1,200	1	4	47	47	Electronic information services	12/31/07	242	10,811	2,740
Macroaval S.G.R.	Common	1	1	30,500	31	31	Reciprocal guarantee corporation	12/31/07	250	1,249	(295)
Argentina Clearing S.A.	Common	30	1	30	31	31	Services	07/31/07	5,658	7,409	915
Garantizar S.G.R.	Common	1	1	10,000	10	10	Reciprocal guarantee corporation	12/31/07	4,801	213,186	(919)
Foreign
Banco Latinoamericano de Exportaciones S.A.	Common	10	1	7,303	238	248	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Com "E"	1	1	3,729	175	183	Financial institution	12/31/07	882,217	1,929,203	227,430
Banco Latinoamericano de Exportaciones S.A.	Preferred	10	1	259	10	10	Financial institution	12/31/07	882,217	1,929,203	227,430
Subtotal non-subsidiaries					4,030	4,048
Total in financial institutions, supplementary and authorized activities					1,502,562	1,369,649

In other companies
- Non-subsidiaries
In Argentina
Proin S.A.	Common	1	1	244,457	293	293	Juice production	09/30/07	4,604	7,538	421
El Taura S.A.					185	185	Hotel construction and explotation	12/31/06	420	3,191	(282)
Tunas del Chaco S.A. (3)					150	150	Agriculture	12/31/07	12	982	31
Emporio del Chaco S.A. (3)					150	150	Agriculture	12/31/07	12	942	5
Prosopis S.A. (3)					150	150	Agriculture	12/31/07	12	738	(20)
Other					322	575
Foreign
SWIFT S.A.	Common	1	1	3	15	16	Services	12/31/07	567,556	1,169,248	105,710
Total in other companies					1,265	1,519
Total (4)					1,503,827	1,371,168

(1) See Note 7.4.b).
(2) See Note 2.6.
(3) See Note 7.4.a).
(4) As of June 30, 2008 and December 31, 2007, the Bank carried 251 and 697, respectively, as allowance for impairment in value (see Exhibit J).

EXHIBIT F

MOVEMENT OF BANK PREMISES AND EQUIPMENT AND OTHER ASSETS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book				Depreciation for the		Net book
	value at				period		value at end
	beginning of				Years of		of the
Item	fiscal year	Additions	Transfers	Retirements	useful life	Amount	period

Bank premises and equipment
Buildings	166,951	1,462	27,516	5,031	50	3,185	187,713
Furniture and facilities	19,176	4,687		68	10	2,062	21,733
Machinery and equipment	65,813	15,262		78	5	10,337	70,660
Vehicles	41,532	207		13,050	5	4,337	24,352

Total	293,472	21,618	27,516	18,227		19,921	304,458

Other assets
Works in progress	54,218	10,612	(27,516)	658			36,656
Works of art	1,189						1,189
Prepayments for the purchase of assets		2,453	(1,916)				537
Foreclosed assets	23,243			2,318	50	189	20,736
Leased buildings	3,459	639		368	50	24	3,706
Stationery and office supplies	2,620	7,642		5,771			4,491
Other assets	94,100	1,846	1,916	23,686	50	353	73,823

Total	178,829	23,192	(27,516)	32,801		566	141,138

EXHIBIT G

DETAIL OF INTANGIBLE ASSETS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Net book			Amortization for
	value at			the period		Net book
	beginning of			Years of		value at end of
Item	fiscal year	Additions	Retirements	useful	Amount	the period
Goodwill	71,916			10	4,224	67,692
Organization and development costs (1)	141,294	10,435	8	5	19,521	132,200

Total	213,210	10,435	8		23,745	199,892

(1)
This includes the cost of information technology projects hired from independent parties, leasehold improvements and foreign exchange differences capitalized in relation to constitutional rights protection actions and court orders.

EXHIBIT H

DEPOSIT CONCENTRATION
AS OF JUNE 30, 2008, AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Number of customers	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,567,589	22.05	1,665,093	15.87
50 next largest customers	1,766,984	15.17	1,618,693	15.43
100 next largest customers	718,500	6.17	650,037	6.20
Other customers	6,592,577	56.61	6,555,575	62.50

Total	11,645,650	100.00	10,489,398	100.00

EXHIBIT I

BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND
SUBORDINATED CORPORATE BONDS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Terms remaining to maturity
Item	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 6 months	Over 6 months and up to 12 months	Over 12 months and up to 24 months	Over 24 months	Total
Deposits	8,516,428	1,806,327	845,433	449,217	22,187	6,058	11,645,650

Other liabilities from financial intermediation

Central Bank of Argentina	1,010	39,804			38,263	115,324	194,401
Banks and International Institutions	7,820	5,404	28,527	9,764	151,210		202,725
Non-subordinated corporate bonds		14,948	2,115			732,840	749,903
Financing received from Argentine Financial Institutions	84,438	46,204	24,979	1,275	2,975	39,105	198,976
Other	454,700	219	360	716	1,521	72,776	530,292

	547,968	106,579	55,981	11,755	193,969	960,045	1,876,297

Subordinated corporate bonds		466	15,296	431	861	454,061	471,115

Total	9,064,396	1,913,372	916,710	461,403	217,017	1,420,164	13,993,062

EXHIBIT J

CHANGES IN ALLOWANCES AND PROVISIONS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	Balances at beginning of	Increases	Decreases		Balances at end of the
Breakdown	fiscal year	(1)	Write off	Reversals	period

ALLOWANCES
Government and private securities
For impairment in value	27				27
Loans
For loan losses and impairment in value	173,901	48,224	23,069	9,457	189,599
Other receivables from financial intermediation
For uncollectibility risk and impairment in value	29,893	8,090	195		37,788
Assets subject to financial leases
For uncollectibility risk	3,986	527			4,513
Investments in other companies
For impairment in value	697	40	486		251
Other receivables
For uncollectibility risk	15,215	252	139	34	15,294

Total allowances	223,719	57,133	23,889	9,491	247,472

PROVISIONS
Contingent commitments	1,628	7		129	1,506
For negative goodwill	483				483
For other contingencies	111,807	13,347	11,994	555	112,605
Difference from court deposits dollarization	7,970	30	464		7,536

Total liabilities	121,888	13,384	12,458	684	122,130

(1) See note 3.3.f). and 3.3.o).

EXHIBIT K

CAPITAL STRUCTURE
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

Shares			Capital stock
		Votes per	Issued
Class	Number	share	Outstanding	In Stock (1)	Paid in (1)
Registered common stock A	11,235,670	5	11,236		11,236
Registered common stock B	672,743,303	1	659,752	12,991	672,743
Total	683,978,973		670,988	12,991	683,979

(1) See note 9.

EXHIBIT L

FOREIGN CURRENCY BALANCES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008											12/31/2007
	Total Parent company and	Total per currency
	Argentine	US dollar	Pound	Swiss	Danish	Canadian	Australian		Swedish	Norwegian
Items	branches		sterling	franc	krone	dollar	dollar	Yen	krone	krone	Euro	Total

ASSETS
Cash	648,362	624,617	463	253	44	150		320	18	20	22,477	686,445
Government and private securities	92,073	92,073										154,088
Loans	1,425,659	1,424,787									872	1,274,130
Other receivables from financial intermediation	361,510	361,510										240,562
Assets subject to financial leases	52,602	52,602										19,249
Investments in other companies	117,570	117,570										119,139
Other receivables	41,279	41,242									37	14,351
Items pending allocation	429	429										51
Total	2,739,484	2,714,830	463	253	44	150		320	18	20	23,386	2,508,015

LIABILITIES
Deposits	1,431,091	1,431,091										1,488,396
Other liabilities from financial intermediation	985,634	971,058	7	15							14,554	875,339
Other liabilities	748	744									4	1,991
Subordinated corporate bonds	468,925	468,925										488,192
Items pending allocation	1	1										28

Total	2,886,399	2,871,819	7	15							14,558	2,853,946

MEMORANDUM ACCOUNTS
DEBIT-BALANCE ACCOUNTS
(except contra debit-balance accounts)
Contingent	409,083	408,771									312	241,629
Control	977,703	972,178	102	2							5,421	1,124,966
Derivatives	28,206	28,206										29,388
CREDIT-BALANCE ACCOUNTS
(except contra credit-balance accounts)
Contingent	174,781	152,274					797				21,710	188,676

EXHIBIT N

CREDIT ASSISTANCE TO RELATED PARTIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Item	In normal situation	Total	Total
Loans
Overdrafts	10,279	10,279	5,298
Without Senior guarantees or counter-guarantees	10,279	10,279	5,298
Documents	916	916	842
Without Senior guarantees or counter-guarantees	916	916	842
Credit cards	2,626	2,626	2,221
Without Senior guarantees or counter-guarantees	2,626	2,626	2,221
Other			4,915
Without Senior guarantees or counter-guarantees			4,915

Total loans	13,821	13,821	13,276

Other receivables from financial intermediation	665	665	210

Assets subject to financial leases and other	707	707	697

Contingent Commitments	12,800	12,800	5,123

Investments in other companies	1,499,087	1,499,087	1,366,157
Total	1,527,080	1,527,080	1,385,463

Allowances / Provisions	278	278	267

EXHIBIT O

DERIVATIVE FINANCIAL INSTRUMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22)
(Figures stated in thousands of pesos)

					Originally		Weighted monthly
	Purpose of the				agreed	Residual	average term of
Type of	transactions	Underlying	Type of	Negotiation environment	weighted monthly	weighted monthly	settlement of
contract	performed	asset	settlement	or counter-party	average term	average term	differences	Amount

	Intermediation	Argentine		Over The Counter - Residents
Options	- own account	government securities	Other	in Argentina - Non-financial sector	126	52		112,038

	Intermediation	Argentine	With delivery of
Futures	- own account	government securities	underlying asset	BCBA (Buenos Aires stock exchange)	1	1		8,396

	Intermediation	Argentine	With delivery of	MAE (over-the-counter
Futures	- own account	government securities	underlying asset	electronic market)	1	1		527,884

	Intermediation	Foreign	Daily settlement of	Rosario Futures
Futures	- own account	currency	differences	Exchange (ROFEX)	4	3		39,937

	Intermediation	Foreign	Daily settlement of	MAE (over-the-counter
Futures	- own account	currency	differences	electronic market)	3	1		1,290,458

	Intermediation	Foreign	Maturity settlement	Over The Counter - Residents
Forward	- own account	currency	of differences	in Argentina - Non-financial sector	3	3	3	468,519

	Intermediation			Over The Counter - Residents
Swaps	- own account	Other	Other	in Argentina - Non-financial sector	132	123	3	28,206

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007
ASSETS

A. CASH
Cash on hand	688,785	790,869
Due from banks and correspondents
Central Bank of Argentina	2,359,402	2,022,463
Local Other	12,060	4,262
Foreign	424,567	299,647
Other	189	185
	3,485,003	3,117,426

B. GOVERNMENT AND PRIVATE SECURITIES (Exhibit I)
Holdings for trading or financial intermediation	325,740	358,399
Unlisted government securities	67,490	20,151
Instruments issued by the Central Bank of Argentina	3,118,485	3,478,246
Investments in listed private securities	89,031	93,956
less: Allowances (Note 7.)	(27)	(27)
	3,600,719	3,950,725

C. LOANS (Notes 3. and 4.)
To the non-financial government sector	733,811	732,481
To the financial sector
Interfinancing - (granted call)	64,999	65,789
Other financing to Argentine Financial Institutions	31,988	94,496
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	924	1,417
To the non-financial private sector and foreign residents Overdrafts	2,022,531	1,375,075
Documents	1,093,540	1,213,669
Mortgage loans	722,934	619,781
Pledged loans	378,308	347,989
Personal loans	3,744,116	3,207,547
Credit cards	833,434	722,032
Other (Note 11.1.)	1,925,606	1,718,978
Accrued interest, adjustments, foreign exchange and quoted price differences receivables	162,814	153,902
less: Unposted payments	(71)	(69)
less: Unearned discount	(24,485)	(23,248)
less: Allowances (Note 7.)	(253,555)	(220,422)
	11,436,894	10,009,417

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007
D. OTHER RECEIVABLES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina	185,586	191,475
Amounts receivable from spot and forward sales pending settlement	185,206	428,581
Securities and foreign currency receivable from spot and forward purchases pending settlement	225,320 149,275
Unlisted corporate bonds (Notes 3. and 4.)	39,675	44,257
Receivables from forward transactions without delivery of underlying asset	39
Other receivables not covered by debtors classification standards (Note 11.2.)	739,248	549,677
Other receivables covered by debtors classification standards (Notes 3. and 4.)	55,972	69,969
less: Allowances (Note 7.)	(214,818)	(206,939)
	1,216,228	1,226,295

E. ASSETS SUBJECT TO FINANCIAL LEASES
Assets subject to financial leases (Notes 3. and 4.)	388,854	372,866
less: Allowances (Note 7.)	(5,581)	(4,898)
	383,273	367,968

F. INVESTMENTS IN OTHER COMPANIES
In financial institutions	423	439
Other	9,544	10,669
less: Allowances (Note 7.)	(251)	(697)
	9,716	10,411

G. OTHER RECEIVABLES
Receivables from sale of assets (Notes 3. and 4.)	50,185	26,074
Minimum presumed income tax - Tax Credit	25,812	45,293
Other (Note 11.3.)	187,892	209,345
Accrued interest and adjustments receivable on receivables from sale of assets (Notes 3. and 4.)	623	544
Other accrued interest and adjustments receivable	53	58
less: Allowances (Note 7.)	(26,626)	(27,034)
	237,939	254,280

H. BANK PREMISES AND EQUIPMENT, NET	386,553	373,111

I. OTHER ASSETS	164,864	206,580

J. INTANGIBLE ASSETS
Goodwill	67,692	71,916
Organization and development costs	179,819	191,061
	247,511	262,977

K. ITEMS PENDING ALLOCATION	1,993	2,056

TOTAL ASSETS	21,170,693	19,781,246

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007
LIABILITIES

L. DEPOSITS (Notes 5. and 6.)
From the non-financial government sector	2,466,323	1,774,121
From the financial sector	9,860	13,310
From the non-financial private sector and foreign residents
Checking accounts	2,536,366	2,599,682
Savings accounts	2,559,536	2,780,350
Time deposits	6,776,840	5,907,005
Investment accounts	76,458	63,063
Other (Note 11.4.)	383,727	391,176
Accrued interest, adjustments, foreign exchange and quoted price differences payables	97,931	62,442
	14,907,041	13,591,149

M. OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION
Central Bank of Argentina (Note 6.)
Other	366,409	347,896
Banks and International Institutions (Note 6.)	206,508	160,939
Non-subordinated Corporate Bonds (Note 6.)	732,840	780,590
Amounts payable for spot and forward purchases pending settlement	202,300	158,765
Securities and foreign currency to be delivered under spot and forward sales pending settlement	170,454	445,799
Premiums on options sold	276	2
Financing received from Argentine financial Institutions (Note 6.)
Interfinancing - (received call)	93,144	46,000
Other financing received from Argentine financial Institutions	90,443	90,806
Accrued interest payables	49	53
Forward transactions amounts pending settlement without delivery of underlying asset	5,221
Other (Notes 6. and 11.5.)	677,948	493,613
Accrued interest, adjustments, foreign exchange and quoted price differences payables (Note 6.)	50,310	47,387
	2,595,902	2,571,850

N. OTHER LIABILITIES
Dividends payable		1
Fees	477	732
Other (Note 11.6.)	250,086	240,482
	250,563	241,215

O. PROVISIONS (Note 7.)	162,340	164,347

P. SUBORDINATED CORPORATE BONDS (Note 6.)	471,115	490,695

Q. ITEMS PENDING ALLOCATION	3,336	1,644

MINORITY INTERESTS IN SUBSIDIARIES	13,952	12,640

TOTAL LIABILITIES	18,404,249	17,073,540

SHAREHOLDERS' EQUITY	2,766,444	2,707,706

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	21,170,693	19,781,246

CONSOLIDATED BALANCE SHEETS
(Section 33, Law No. 19,550)
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007
MEMORANDUM ACCOUNTS

DEBIT-BALANCE ACCOUNTS	12,011,380	10,797,838

Contingent	3,900,233	3,698,827
Guarantees received	3,452,457	3,229,071
Other not covered by debtors classification standards	410	524
Contingent debit-balance contra accounts	447,366	469,232
Control	5,583,766	5,947,864
Receivables classified as irrecoverable	770,025	832,822
Other (Note 11.7.)	4,555,163	4,931,358
Control debit-balance contra accounts	258,578	183,684
Derivatives	1,902,132	576,845
Notional value of forward transactions without delivery of underlying asset	916,612	331,411
Interest rate swap	34,780	36,238
Derivatives debit-balance contra accounts	950,740	209,196
Trust activity	625,249	574,302
Trust funds	625,249	574,302

CREDIT-BALANCE ACCOUNTS	12,011,380	10,797,838

Contingent	3,900,233	3,698,827
Guarantees provided to the Central Bank of Argentina	171,569	163,122
Other guarantees provided covered by debtors classification standards (Notes 3. and 4.)	80,195	115,930
Other guarantees provided not covered by debtors classification standards	58,243	58,773
Other covered by debtors classification standards (Notes 3. and 4.)	137,359	131,407
Contingent credit-balance contra accounts	3,452,867	3,229,595
Control	5,583,766	5,947,864
Checks to be credited	258,578	183,684
Control credit-balance contra accounts	5,325,188	5,764,180
Derivatives	1,902,132	576,845
Notional value of call options sold	9,529	549
Notional value of put options sold	112,056	113,809
Notional value of forward transactions without delivery of underlying asset	829,155	94,838
Derivatives credit-balance contra account	951,392	367,649
Trust activity	625,249	574,302
Trust activity credit-balance contra accounts	625,249	574,302

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	06/30/2007 (1)

A. FINANCIAL INCOME
Interest on cash and due from banks	4,242	7,985
Interest on loans to the financial sector	6,509	22,158
Interest on overdrafts	140,987	81,207
Interest on documents	113,193	51,777
Interest on mortgage loans	44,184	29,135
Interest on pledged loans	31,103	24,213
Interest on credit card loans	45,109	24,629
Interest on other loans	415,049	215,391
Interest on other receivables from financial intermediation	9,868	9,053
Income from government and private securities, net (Note 11.8.)	296,029	213,084
Income from guaranteed loans - Presidential Decree No. 1,387/01	18,159	17,680
Net income from options		966
CER (Benchmark Stabilization Coefficient) adjustment	44,039	41,277
CVS (Salary Variation Coefficient) adjustment	414	905
Difference in quoted prices of gold and foreign currency	58,980	18,150
Other (Note 11.9.)	75,099	63,023
	1,302,964	820,633

B. FINANCIAL EXPENSE
Interest on checking accounts	7,362	9,878
Interest on savings accounts	6,697	4,388
Interest on time deposits	352,271	187,395
Interest on interfinancing received loans (received call)	1,801	1,104
Interest on other financing from Financial Institutions	93	98
Interest on other liabilities from financial intermediation	45,912	27,435
Interest on subordinated bonds	23,313	26,166
Other interest	4,661	5,802
Net income from options	202
CER adjustment	21,893	25,721
Contribution to Deposit Guarantee Fund	12,249	8,975
Other (Note 11.10.)	73,013	30,243
	549,467	327,205

GROSS INTERMEDIATION MARGIN - GAIN	753,497	493,428
C. PROVISION FOR LOAN LOSSES	72,011	31,939

D. SERVICE-CHARGE INCOME
Related to lending transactions	34,704	24,634
Related to deposits	277,469	187,172
Other fees	12,105	9,831
Other (Note 11.11.)	90,645	78,367
	414,923	300,004

 (1) See Note 3.1. to the stand-alone financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2008, AND 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	06/30/2007 (1)

E. SERVICE-CHARGE EXPENSE
Fees	31,412	21,471
Other (Note 11.12.)	55,656	42,951
	87,068	64,422

F. ADMINISTRATIVE EXPENSES
Personnel expenses	401,100	275,763
Directors' and statutory auditors' fees	17,213	18,335
Other professional fees	22,026	18,653
Advertising and publicity	24,478	19,931
Taxes	6,126	4,552
Depreciation of equipment	25,433	19,757
Amortization of organization costs	12,051	7,831
Other operating expenses (Note 11.13.)	81,777	70,584
Other	7,869	9,746
	598,073	445,152

NET INCOME FROM FINANCIAL INTERMEDIATION	411,268	251,919

G. OTHER INCOME
Income from long-term investments	637	579
Penalty interest	5,519	2,919
Recovered loans and allowances reversed	46,607	76,480
CER adjustments	59	149
Other (Note 11.14.)	32,100	18,259
	84,922	98,386

H. OTHER EXPENSE
Penalty interest and charges payable to the Central Bank ok Argentina	171	28
Charges for other receivables uncollectibility and other allowances	15,424	5,746
Amortization of differences from deposits dollarization	15,354	11,608
Depreciation and loss of other assets	819	3,860
Goodwill amortization	4,223	4,624
Other (Note 11.15.)	48,995	46,875
	84,986	72,741

MINORITY INTEREST IN SUBSIDIARIES	(1,349)	(1,041)

NET INCOME BEFORE INCOME TAX	409,855	276,523

I. INCOME TAX (Note 10.)	97,259	38,030

NET INCOME FOR THE PERIOD	312,596	238,493

(1) See Note 3.1. to the stand-alone financial statements.

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

CHANGES IN CASH AND CASH EQUIVALENTS
Cash at beginning of fiscal year	3,117,426
Cash at end of the period	3,485,003
Net increase in cash	367,577

CAUSES OF CHANGES IN CASH

Operating activities
Net collections/ (payments):
- Government and private securities	353,720
- Loans
- to the financial sector	67,865
- to the nonfinancial government sector	46,463
- to the nonfinancial private sector and foreign residents	(763,368)
- Other receivables from financial intermediation	36,447
- Assets under financial lease	19,706
- Deposits
- to the financial sector	(3,386)
- to the nonfinancial government sector	645,394
- to the nonfinancial private sector and foreign residents	317,667
- Other liabilities from financial intermediation
- Financing facilities from the financial sector (recieved calls)	45,270
- Others (except liabilities included under financing activities)	216,437
Collections related to service-charge income	414,422
Payments related to service-charge expenses	(86,225)
Administrative expenses paid	(557,041)
Payment of organization and development expenses	(18,434)
Net collections from penalty interest	5,351
Differences from payments related to court orders	(7,630)
Collections of dividends from other companies	880
Other collections related to other income and losses	582
Net payments from other operating activities	(17,165)
Payment of income tax / minimum presumed income tax	(46,674)
Net cash flows generated in operating activities	670,281

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2008
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

Investing activities
Net payments for bank premises and equipment	(11,842)
Net collections for other assets	14,761
Collections from sales of investments in other companies	922
Other payments for investing activities	(17)
Net cash flows generated in investing activities	3,824

Financing activities
Net collections/ (payments):
- Nonsubordinated corporate bonds	(67,336)
- Central Bank of Argentina:
Other	(3,261)
- Banks and International Institutions	37,126
- Subordinated corporate bonds	(22,160)
- Financing received from financial institutions in Argentina	2,258
Payment of dividends	(171,004)
Other payments from financing activities
- Own shares reacquired	(82,863)
Net cash flows used in financing activities	(307,240)

Financial income and holding gains on cash and cash equivalents	712

Net increase in cash	367,577

(1) See Note 9 to the stand-alone financial statements of Banco Macro S.A.

Notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these financial statments, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

COMMERCIAL

In normal situation	6,078,608	5,230,237
With Senior “A” guarantees and counter-guarantees	73,759	108,301
With Senior “B” guarantees and counter-guarantees	590,736	489,107
Without Senior guarantees or counter-guarantees	5,414,113	4,632,829

Subject to special monitoring	11,528	14,835
In observation
With Senior “B” guarantees and counter-guarantees	4,374	4,492
Without Senior guarantees or counter-guarantees	7,154	9,106
In negotiation or with refinancing agreements
With Senior “B” guarantees and counter-guarantees		220
Without Senior guarantees or counter-guarantees		1,017

Troubled	15,733	5,905
With Senior “B” guarantees and counter-guarantees	10,588	3,592
Without Senior guarantees or counter-guarantees	5,145	2,313

With high risk of insolvency	20,700	25,637
With Senior “B” guarantees and counter-guarantees	3,289	2,795
Without Senior guarantees or counter-guarantees	17,411	22,842

Irrecoverable	24,150	14,410
With Senior “B” guarantees and counter-guarantees	7,689	7,855
Without Senior guarantees or counter-guarantees	16,461	6,555

Irrecoverable according to Central Bank's rules		253
Without Senior guarantees or counter-guarantees		253

Subtotal Commercial	6,150,719	5,291,277

CONSOLIDATED STATEMENT OF DEBTORS BY SITUATION
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008	12/31/2007

CONSUMER

Performing	5,987,555	5,439,011
With Senior “A” guarantees and counter-guarantees	14,829	17,458
With Senior “B” guarantees and counter-guarantees	840,205	837,088
Without Senior guarantees or counter-guarantees	5,132,521	4,584,465

Low risk	113,610	138,772
With Senior “A” guarantees and counter-guarantees		261
With Senior “B” guarantees and counter-guarantees	12,200	21,763
Without Senior guarantees or counter-guarantees	101,410	116,748

Medium risk	76,145	49,231
With Senior “A” guarantees and counter-guarantees	106
With Senior “B” guarantees and counter-guarantees	5,673	7,705
Without Senior guarantees or counter-guarantees	70,366	41,526

High risk	78,988	39,574
With Senior “A” guarantees and counter-guarantees	3
With Senior “B” guarantees and counter-guarantees	4,447	2,528
Without Senior guarantees or counter-guarantees	74,538	37,046

Irrecoverable	27,600	25,713
With Senior “A” guarantees and counter-guarantees		127
With Senior “B” guarantees and counter-guarantees	5,172	6,695
Without Senior guarantees or counter-guarantees	22,428	18,891

Irrecoverable according to Central Bank's rules	8,695	7,308
With Senior “A” guarantees and counter-guarantees	2	10
With Senior “B” guarantees and counter-guarantees	1,217	1,068
Without Senior guarantees or counter-guarantees	7,476	6,230

Subtotal Consumer	6,292,593	5,699,609
Total	12,443,312	10,990,886

The accompanying notes 1 through 13 to the consolidated financial statements and Exhibit I are an integral part of these statements, which are part of the stand-alone financial statements of Banco Macro S.A. and should be read together with them.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

1.1.	Valuation and disclosure criteria:

According to the procedures provided in BCRA Communiqué “A” 2,227, as supplemented, and FACPCE Technical Resolution No. 21, the Bank has consolidated line-by-line its balance sheets as of June 30, 2008 and December 31, 2007, the statements of income for the six-month periods ended June 30, 2008 and 2007 and the statement of cash flows for the six-month period ended June 30, 2008, with those of its subsidiaries detailed in point 1.2, for the six-month periods and fiscal year, then ended.

The financial statements of the Bank’s subsidiaries have been prepared based on methods similar to those applied by the Bank to prepare its own financial statements, with respect to assets and liabilities valuation and disclosure, income (loss) measurement and restatement procedures, as explained in note 3 to the Bank’s stand-alone financial statements.

The receivables/payables and transactions between the companies were eliminated in the consolidation process.

1.2.	List of subsidiaries:

The table below shows the treatment given to the equity interests that Banco Macro S.A. holds in subsidiaries (percentage of equity interest and votes held directly or indirectly as of June 30, 2008):

	Banco Macro S.A.’s direct equity interest				Banco Macro S.A.’s direct and indirect equity interest
	Shares		Percentage of		Percentage of
Company	Type	Number	Capital stock	Possible votes	Capital stock	Possible votes

Nuevo Banco Bisel S.A. (a)	Common Preferred	841,682,603 66,604,774	99.627%	99.598%	99.997%	99.997%

Banco del Tucumán S.A. (a)	Common	395,341	89.932%	89.932%	89.932%	89.932%

Macro Bank Limited (ex Sud Bank & Trust Company Limited) (b)	Common	9,816,899	99.999%	99.999%	99.999%	99.999%

Macro Securities S.A. Sociedad de Bolsa (c) and (d)	Common	12,776,680	99.154%	99.154%	99.921%	99.921%

Sud Inversiones & Análisis S.A. (d) and (e)	Common	6,475,143	98.605%	98.605%	98.605%	98.605%

Macro Fondos S.G.F.C.I. S.A. (d)	Common	327,183	19.100%	19.100%	98.936%	98.936%

Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”	Common	4,156	51.000%	51.000%	51.000%	51.000%

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(a)	See also notes 2.5. and 2.6. to the Bank’s stand-alone financial statements.

(b)	Consolidated with Sud Asesores (ROU) S.A. (voting rights: 100%, equity interest: 649).

(c)
As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase by 3,386, unanimously approved by the General Regular Shareholders’ Meeting of Macro Securities S.A. Sociedad de Bolsa, held on May 12, 2008, was still pending.

(d)	Until March 31, 2008, Macro Fondos S.G.F.C.I. S.A. was consolidated into Sud Inversiones & Análisis S.A. As from such date it is consolidated into Macro Securities S.A. Sociedad de Bolsa.

(e)
As of the date of issuance of these financial statements, the registration with the IGJ of the capital increase by 4,223, unanimously approved by the General Regular Shareholders’ Meeting of Sud Inversiones & Análisis S.A, held on May 12, 2008, was still pending.

In addition, the Bank consolidated its balance sheets as of December 31, 2007, and the statements of income for the six-month period ended 30 de June de 2007, with Macro Valores S.A. On March 19, 2008, Banco Macro S.A. sold its full stockholding (99.947%) in such Company.

1.3.	Methods of incorporating foreign subsidiaries:

The financial statements of Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” were adapted to the Central Bank rules. Also, as they are originally stated in US dollars and Uruguayan pesos, respectively, they were translated into pesos following the procedures indicated below:

(a)
Assets and liabilities were converted at the reference exchange rate or the exchange rate reported by the Central Bank trading room and effective for the foreign currency at the closing of transactions on the last business day of the six-month periods ended June 30, 2008 and the fiscal year ended December 31, 2007.

(b)
Figures related to the owners’ contributions (capital stock, additional paid-in capital and irrevocable capital contributions) were translated applying the effective exchange rates as of the date on which such contributions were paid in.

(c)	Retained earnings were estimated by the difference between assets, liabilities and owners’ contributions, translated into pesos, as indicated above.

(d)
The amounts of the accounts in the statement of income for the six-month periods ended June 30, 2008 and 2007, were converted into pesos, as of such dates according to the method described in (a) above. In both cases, the difference between the sum of the amounts thus obtained and lump-sum income (loss) for each period (difference between retained earnings at beginning of period and retained earnings at period-end ) was recorded in “Other income – Income from long-term investments” and “Financial income – Difference in quoted prices of gold and foreign currency” or “Financial expense – Difference in quoted prices of gold and foreign currency”, as the case may be, in the stand-alone and consolidated financial statements, respectively.

The main figures included in the consolidated financial statements arising from the figures of Macro Bank Limited consolidated with Sud Asesores (R.O.U.) S.A.) and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación” as of June 30, 2008, considering the translation process mentioned above are as follows:

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

- Macro Bank Limited (consolidated with Sud Asesores (R.O.U.) S.A.):

	In thousands of USD	In thousands of Ps.

Assets	229,164	693,038

Liabilities	190,541	576,234

Shareholders’ equity	38,623	116,804

- Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”:

	In thousands of UYU	In thousands of Ps.

Assets	4,493	708

Liabilities	412	65

Shareholders’ equity	4,081	643

1.4.	The table below shows total assets, liabilities, shareholders’ equity and income of Banco Macro S.A. and each one of its subsidiaries as of June 30, 2008:

	Banco Macro S.A.	Nuevo Banco Bisel S.A.	Banco del Tucumán S.A.	Macro Bank Limited	Other subsidiaries	Eliminations	Banco Macro S.A. consolidated
				(1)	(2)

Assets	17,848,269	3,957,518	1,192,389	693,038	110,023	2,630,544	21,170,693

Liabilities	15,081,825	2,720,313	1,058,699	576,234	81,270	1,114,092	18,404,249

Shareholders’ equity	2,766,444	1,237,205	133,690	116,804	28,753	1,516,452	2,766,444

Income (loss)	312,596	123,839	13,493	(1,517)	2,296	138,111	312,596

(1)	Figures related to Macro Bank Limited consolidated with Sud Asesores (ROU) S.A.

(2)
Figures related to the subsidiaries Macro Securities S.A. Sociedad de Bolsa (consolidated with Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.), Sud Inversiones & Análisis S.A. and Red Innova Administradora de Fondos de Inversión S.A. “en liquidación”.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

1.5.
Below is the consolidated statement of cash flows related to the six-month period year ended June 30, 2007, considering the provisions set forth in note 3.1 to the stand-alone financial statements and pursuant to the regulations set forth by the Central Bank as of such date:

06/30/2007

Changes in cash

Cash and due from banks at beginning of year	2,626,908
Decrease in cash	(154,062)

Cash and due from banks at end of the period	2,472,846

Causes of changes in cash

Cash provided by recurring operations
Financial income collected	792,978
Service-charge income collected	297,963
Financial expense paid	(289,343)
Service-charge expense paid	(64,305)
Administrative expenses paid	(435,973)

Subtotal	301,320

Other sources of cash
Net increase in deposits	2,009,464
Net increase in other liabilities from financial intermediation (1)	1,005,257
Other sources of cash	77,699

Subtotal	3,092,420

Total sources of cash	3,393,740

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

06/30/2007
Uses of cash
Net increase in government and private securities	1,054,353
Net increase in loans	1,240,573
Net increase in other receivable from financial intermediation	770,195
Net increase in other assets	219,315
Net decrease in other liabilities	120,372
Payment of dividends	102,703
Other uses of cash	40,291

Total uses of cash	3,547,802

Decrease in cash	(154,062)

(1)	Including the effect resulting from the issuance of Non-subordinated Corporate Bonds mentioned in notes 10.c.2) and 10.c.3) to the stand-alone financial statements.

2.	RESTRICTED ASSETS

In addition to the assets broken down in note 7 to the stand-alone financial statements, certain assets are restricted as follows:

2.1.	Banco del Tucumán S.A.:

a)	Other receivables from financial intermediation

As of June 30, 2008 and December 31, 2007, Banco del Tucumán S.A. continued to keep as security the amounts related to the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones for an amount of 21,696 and 22,168, respectively.

b)	Other receivables

As of June 30, 2008 and December 31, 2007, this includes funds related to credit card transactions in the amount of 544 and 567, respectively.

2.2.	Nuevo Banco Bisel S.A.:

a)	Government securities and loans

a.1)
As of June 30, 2008 and December 31, 2007, Nuevo Banco Bisel S.A. continues to keep as security Book-entry mortgage bills and Guaranteed loans for 171,949 and 170,271, respectively, assigned to the Central Bank of Argentina to secure the loans for the acquisition of the Argentine Government Bonds (section 14, Presidential Decree No. 905/2002 “Canje I”), which amounted to 171,569 and 163,122 as of such dates.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

a.2)
As of June 30, 2008 and December 31, 2007, Central Bank listed notes (NOBAC) for a book value of 12,391 and 26,146, were delivered to the Central Bank of Argenitna to guarantee the credit transaction granted according to the IADB line for the global credit program for micro-, small- and medium-sized enterprise in the amount of 8,638 and 9,131 respectively.

b)	Other receivables from financial intermediation

As of June 30, 2008 and December 31, 2007, it continued to keep as security 12,117 related to the amounts of the special guarantee checking accounts opened in the Central Bank of Argentina for transactions related to the electronic clearing houses and similar ones.

c)	Other receivables

As of June 30, 2008, and December 31, 2007, it continued to keep as security 11,309 and 13,707, respectively, including mainly, among others, receivables from foreign correspondents acquired from Fideicomiso Bisel and subject to attachments against former Banco Bisel S.A., although these accounts are part of the assets excluded from former Banco Bisel S.A. as per Resolution 580/02 of the Central Bank Board of Governors. These amounts were fully booked as allowance as of both dates.

2.3.	Macro Securities S.A. Sociedad de Bolsa:

a)	Other receivables from financial intermediation

As of June 30, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 1,013 and 1,071, respectively, resulting from a 1,000 contribution made on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

b)	Interests in other companies

b.1)
As of June 30, 2008 and December 31, 2007, the two shares in Mercado de Valores de Buenos Aires S.A. in the amount of 1,452 are pledged in favor of "La Buenos Aires Cía. Argentina de Seguros S.A.” under the insurance agreement entered into by the company that issued such shares to cover the security granted in connection with Sociedad de Bolsa’s possible failure to comply with its obligations.

b.2)
As of June 30, 2008 and December 31, 2007, investments in Tunas del Chaco S.A., Emporio del Chaco S.A. and Proposis S.A. in the amount of 2,126, and 2,117, respectively, under the deferment of federal taxes, subscribed in accordance with the promotion system established by Law No. 22,021, as amended by Law No. 22,702, which provides that the investment must be kept in assets for a term not shorter than five years starting on January 1 of the year subsequent to that when the investment was made (investment year: 2003).

2.4.	Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A.

Other receivables from financial intermediation

As of June 30, 2008 and December 31, 2007, it has equity interests in the Risk Fund of Puente Hnos. S.G.R. for 4,052 and 4,285, respectively, resulting from a 4,000 contribution made by Macro Fondos Sociedad Gerente de Fondos Comunes de Inversión S.A. on October 19, 2007. Such contribution may be fully or partially reimbursed after two years as from the contribution date.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

3.	FINANCING FACILITIES CONCENTRATION

The following is the Bank’s consolidated financing facilities concentration with its subsidiaries as of June 30, 2008 and December 31, 2007:

	06/30/2008		12/31/2007
Item	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,139,211	17.19	1,627,448	14.81

50 next largest customers	1,642,875	13.20	1,599,090	14.55

100 next largest customers	926,797	7.45	864,242	7.86

Other customers	7,734,429	62.16	6,900,106	62.78

Total	12,443,312	100.00	10,990,886	100.00

4.	FINANCING BREAKDOWN BY TERM

The following is the breakdown by term of the Bank's financing consolidated with its subsidiaries as of June 30, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

To the non-financial government sector	134,340	614,726	749,066

To the financial sector	101,881	11,352	113,233

To the non-financial private sector and foreign residents	7,102,667	4,478,346	11,581,013

Total	7,338,888	5,104,424	12,443,312

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

5.	DEPOSIT CONCENTRATION

The following is the Bank’s consolidated deposit concentration with its subsidiaries as of June 30, 2008 and December 31, 2007:

	06/30/2008		12/31/2007
Item	Outstanding balance	% of total portfolio	Outstanding balance	% of total portfolio

10 largest customers	2,595,737	17.41	1,666,349	12.26

50 next largest customers	2,173,744	14.58	1,827,564	13.45

100 next largest customers	918,281	6.16	875,095	6.44

Other customers	9,219,279	61.85	9,222,141	67.85

Total	14,907,041	100.00	13,591,149	100.00

6.	BREAKDOWN OF DEPOSITS, OTHER LIABILITIES FROM FINANCIAL INTERMEDIATION AND SUBORDINATED CORPORATE BONDS BY TERM

The following is the due date breakdown by term of the Bank’s deposits, other liabilities from financial intermediation and subordinated corporate bonds consolidated with its subsidiaries by term as of June 30, 2008:

	Maturity
Item	Up to 12 months	Over 12 months	Total

Deposits	14,878,186	28,855	14,907,041

Other liabilities from financial intermediation

Central Bank of Argentina	76,679	289,730	366,409

Banks and International Institutions	61,466	151,210	212,676

Nonsubordinated corporate bonds	17,063	732,840	749,903

Financing received from financial institutions in Argentina	166,146	42,080	208,226

Other	599,063	81,374	680,437

	920,417	1,297,234	2,217,651

Subordinated corporate bonds	16,193	454,922	471,115
Total	15,814,796	1,781,011	17,595,807

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

7.	CHANGES IN ALLOWANCES AND PROVISIONS

The following are the changes in the Bank’s allowances and provisions consolidated with its subsidiaries as of June 30, 2008:

	Balances at beginning of		Decreases		Balances at
Item	year	Increases	Write off	Reversals	period-end

Allowances

For government and private securities	27				27

For loans (a)	220,422	79,101	27,790	18,178	253,555

For other receivables from financial intermediation	206,939	8,229	280	70	214,818

For assets subject to financial lease	4,898	789		106	5,581

For investments in other companies	697	40	486		251

For other receivables	27,034	549	728	229	26,626

Total	460,017	88,708	29,284	18,583	500,858

Provisions

For contingent commitments	1,660	7		161	1,506

For negative goodwill	483				483

For other contingencies (b)	141,058	14,996	15,173	604	140,277

Difference from court deposits dollarization	21,146	79	464	687	20,074

Total	164,347	15,082	15,637	1,452	162,340

(a)
Increases include 10,853 related to customers classified as irrecoverable in memorandum accounts that were reclassified to assets in “Irrecoverable situation”, as refinancing agreements were entered into.

(b)
As of June 30, 2008, and December 31, 2007, it includes 52,764 and 63,014, respectively, from additional liabilities related to the issues mentioned in note 3.3.l.2) to the Bank’s stand-alone financial statements.

(c)	Related to the additional liabilities related to the issues mentioned in note 3.3.l.3) to the Bank’s stand-alone financial statements.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

8.	FOREIGN CURRENCY BALANCES

The following are the Bank's amounts in foreign currency consolidated with its subsidiaries as of June 30, 2008 and December 31, 2007:

	06/30/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Assets

Cash	1,141,517	1,112,763	1,058	253	320	26,882	241	1,001,459

Government and private securities	174,237	174,237						288,364

Loans	1,781,591	1,771,239				10,352		1,598,906

Other receivables from financial intermediation	298,723	298,723						236,249

Assets under financial lease	54,790	54,790						20,343

Interests in other companies	438	438						1,337

Other receivables	52,314	51,582				37	695	22,641

Items pending allocation	432	432						52

Total	3,504,042	3,464,204	1,058	253	320	37,271	936	3,169,351

Liabilities

Deposits	2,186,541	2,186,541						2,119,235

Other liabilities from financial intermediation	1,158,054	1,142,109	18	15		15,912		984,008

Miscellaneous liabilities	3,866	3,797				4	65	7,289

Subordinated corporate bonds	468,925	468,925						488,192

Items pending allocation	1	1						28

Total	3,817,387	3,801,373	18	15		15,916	65	3,598,752

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

	06/30/2008							12/31/2007
		Total per currency
Items	Total	US dollar	Pound sterling	Swiss franc	Yen	Euro	Other	Total

Memorandum accounts

Debit-balance accounts
(except contra debit-balance accounts)

Contingent	476,302	475,990				312		325,699

Control	1,306,560	1,301,035	102	2		5,421		1,680,183

Derivatives	46,681	34,780				11,901		76,697

Credit-balance accounts
(except contra debit-balance accounts)

Contingent	185,120	162,542				21,781	797	201,226

Derivatives	2,372					2,372		549

9.	DERIVATIVE FINANCIAL INSTRUMENTS

The following is the breakdown of the volumes in absolute values of transactions effective as of June 30, 2008 and December 31, 2007, according to the type of derivative financial instrument involved in transactions performed by the Bank and its subsidiaries (see note 11 to the Bank’s stand-alone financial statements):

Type of contract / underlying asset	06/30/2008	12/31/2007

Futures / Foreign currency	1,272,504	426,249

Forwards / Foreign currency	473,263

Options / BODEN coupons	112,056	113,809

Swap / Other	34,780	36,238

Futures / Government securities	15,226	291,685

Options / Foreign currency	9,529

Forwards / Government securities		3,328

Options / Stock index		549

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

In addition, positions of transactions effective as of June 30, 2008 and December 31, 2007, are as follows:

Transaction	06/30/2008	12/31/2007

Net liability position of repurchase agreements	(13,846)	(261,400)

Net asset position of forward foreign-currency transactions offset	87,457	236,573

Position of put options sold on BODEN 2007, 2012 and 2013 coupons	112,056	113,809

Interest rate swap	34,780	36,238

Position of foreign currency call options sold	9,529

Net liability position of forward government securities transactions offset		(3,328)

Position of stock index call options sold		549

See also note 11 to the Bank’s stand-alone financial statements.

10.	INCOME TAX AND MINIMUM PRESUMED INCOME TAX

Apart from what was mentioned in note 4 to the Bank’s stand-alone financial statements, the following shows the situation of the main subsidiaries.

As of June 30, 2008 and 2007, Banco del Tucumán S.A. estimated income tax for 12,200 and 6,500, respectively. In addition, as of June 30, 2008, it capitalized income tax prepayments in the amount of 2,353 for fiscal 2008. In addition, as of December 31, 2007, such bank capitalized 3,601 as minimum presumed income tax credit under the terms of Central Bank Communiqué “A” 4295 which, as of the date of issuance of these financial statements was used to settle income tax for fiscal 2007.

As of June 30, 2008 and 2007, Nuevo Banco Bisel S.A. did not accrue income tax because it carried accumulated NOLs as of such dates. In addition, such bank capitalized an amount of 26,371 for minimum presumed income tax -the estimated term of use of which is 2008-, which includes prepayments for 667 booked in “Other receivables - Other”.

During the year ended December 31, 2007, Nuevo Banco Bisel S.A. reversed the allowances booked for all minimum presumed income tax credits, based on the compliance with the requirements established by Central Bank Communiqués “A” 4295 and “A” 4111, as amended, and the estimates related to the future progress of the Bank’s business, which show a high degree of likelihood that taxable income will allow absorbing such credits.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

11.	BREAKDOWN OF THE ITEMS INCLUDED IN “OTHERS” AND MAIN SUBACCOUNTS

The breakdown of the “Other” account in the balance sheet and statement of income consolidated with subsidiaries is as follows:

06/30/2008	12/31/2007

11.1)	Loans - Other

Other loans	1,000,210	864,750
Export financing and prefinancing	864,781	848,982
Documentary credits	48,922	798
Government securities	11,693	4,448
	1,925,606	1,718,978

11.2)	Other receivables from financial intermediation – Other receivables not covered by debtor classification standards

Certificates of participation in financial trusts	544,416	471,942
Debt securities in financial trusts	189,148	77,030
Other	5,684	705
	739,248	549,677

11.3)	Other receivables - Other

Sundry receivables	99,609	89,901
Advance payments	35,706	33,434
Security deposits	22,631	25,190
Tax prepayments	21,464	51,674
Other	8,482	9,146
	187,892	209,345

11.4)	Deposits - Other

Balances of accounts without movements	235,810	231,326
Unemployment fund for workers of the construction industry	55,675	50,307
Attachments	16,761	15,616
Special deposits related to inflows of foreign funds	7,020	19,851
Security deposits	4,652	5,289
Orders payable	474	5,971
Other	63,335	62,816
	383,727	391,176

11.5)	Other liabilities from financial intermediation - Other

Other payment orders pending settlement	146,123	67,152
Purchase financing payables	98,386	56,237
Other withholdings and additional withholdings	85,940	63,879
SEDESA - Purchase of preferred shares of Nuevo Banco Bisel S.A.	68,890	68,890
Miscellaneous not subject to minimum cash requirements	68,869	55,910
Collections and other transactions on account and behalf of others	65,914	102,163
Retirement pension payment orders pending settlement	39,849	19,149
Miscellaneous subject to minimum cash requirements	18,200	18,594
Miscellaneous	85,777	41,639
	677,948	493,613

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish – See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

06/30/2008	12/31/2007

11.6)	Other liabilities - Other

Taxes payable	142,109	123,300
Miscellaneous payables	75,326	86,045
Salaries and payroll taxes payable	16,300	16,052
Withholdings on salaries to be paid over	11,258	7,315
Prepayment for the sale of assets	3,120	5,771
Other	1,973	1,999
	250,086	240,482

11.7)	Memorandum accounts – Debit-balance accounts – Control – Other

Checks and securities in custody	3,325,780	3,814,881
Managed portfolios	425,074	424,957
Checks not yet collected	360,450	371,082
Checks and securities to be debited	333,137	218,275
Checks and securities to be collected	110,722	102,163
	4,555,163	4,931,358

06/30/2008	06/30/2007

11.8)	Financial income – Net income from government and private securities

Income from government securities	250,210	186,174
Income from certificates of participation in financial trusts	40,084	19,281
Other	5,735	7,629
	296,029	213,084

11.9)	Financial income – Other

Income from assets subject to financial lease	34,337	25,316
Interest on loans for export prefinancing and financing	28,023	19,228
Premiums on reverse repurchase agreements with the financial sector	11,129	12,904
Other	1,610	5,575
	75,099	63,023

11.10)	Financial expense – Other

Turnover tax	38,891	22,653
Valuation allowance of loans to the government sector – Communiqué “A” 3,911	28,631	45
Premiums on repurchase agreements with the financial sector	1,927	4,286
Other	3,564	3,259
	73,013	30,243

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

06/30/2008	06/30/2007
11.11)	Service-charge income - Other

Debit and credit card income	59,203	36,829
Rental of safe deposit boxes	7,504	6,510
Service commissions-UTE (see note 2.4 to the stand-alone financial statements)	6,697	6,473
Other	17,241	28,555
	90,645	78,367

11.12)	Service-charge expense - Other

Debit and credit card expense	26,185	17,381
Turnover tax	14,708	12,419
Commissions on loan placements	5,078	4,550
Other	9,685	8,601
	55,656	42,951

11.13)	Administrative expenses - Other operating expenses

Maintenance, conservation and repair expenses	22,221	17,739
Security services	19,737	16,557
Electric power and communications	18,665	16,949
Leases	10,058	8,593
Stationery and office supplies	8,124	7,598
Insurance	2,972	3,148
	81,777	70,584

11.14)	Other income - Other

Gain on transactions or sale of bank premises and equipment, and other assets	7,690	2,347
Other adjustments and interest on other receivables	2,029	1,695
Certifications	666	192
Credit cards	522	688
Leases	249	223
Other	20,944	13,114
	32,100	18,259

11.15)	Other expense - Other

Tax on bank account transactions	18,953	12,953
Shareholders’ personal assets tax	10,041	8,817
Non-computable VAT credit	9,595	8,835
Turnover tax	2,562	574
Donations	1,559	682
Corporate bonds issuance expenses	49	7,726
Other	6,236	7,288
	48,995	46,875

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

12.	PORTFOLIO MANAGEMENT

In addition to the disclosures in note 12 to the Bank’s stand alone financial statements, as of June 30, 2008, and December 31, 2007, Banco del Tucumán S.A. manages:

12.1.	the loan portfolio assigned as part of the process for the transfer of Banco San Miguel de Tucumán S.A. for an amount of 13,401 and 13,427, respectively;

12.2.	the trust agreement Fideicomiso Financiero Gas Tucumán I for a total amount of 6,766 and 4,152, respectively.

13.	TRUST AGREEMENTS

In order to disclose the main trust transactions more appropriately, they have been grouped based on the purpose of the business (from the Bank's standpoint).

13.1.	Financial trusts for investment purposes:

The Bank and its subsidiaries have booked the following amounts in their financial statements in relation to certificates of participation (net of allowances for a total amount of 211,203 and 203,797, respectively) and financial trust debt securities holdings:

Financial trust	06/30/2008	12/31/2007

Certificates of participation:

Investments of Banco Macro S.A. (a)	292,155	220,462

TST & AF (b)	32,258	33,611

Other	8,800	14,072
Subtotal certificates of participation	333,213	268,145

Debt securities:

Investments of Banco Macro S.A. (a)	189,148	77,030
Subtotal debt securities	189,148	77,030
Total	522,361	345,175

(a)	See note 15. 1. to the Bank´s stand-alone financial statements.

(b)	Fideicomiso TST & AF

On November 29, 2005, an agreement was executed to replace the trustee of Fideicomiso Financiero TST & AF between Austral Financial LLC (formerly known as Tishman Speyer - Citigroup Alternative Investments and Austral Financial LLC), in its capacity as trustor, First Trust of New York, National Association, permanent representation office in Argentina, in its capacity as trustee, Sud Inversiones y Análisis S.A., in its capacity as substitute trustee, and Austral Financial LLC, Proa del Puerto S.A. and Sud Bank and Trust CL (subsidiary of Banco Macro S.A.), in their capacity as beneficiaries, whereby the beneficiaries ratify the acceptance of the trustee’s resignation and appoint Sud Inversiones y Análisis S.A. as substitute trustee of the trust.

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

The purpose of the trust is to develop a real estate project in Puerto Madero and the subsequent sale thereof to settle the certificates of participation.

As of the date of issuance these financial statements, Banco Macro S.A. is beneficiary of 33% of the Class “A” certificates of participation, issued by Fideicomiso TST & AF.

As per the latest accounting information available to date, corpus assets amounted to about 226,499.

This trust will terminate 30 years after the execution and/or full payment, sale or any other disposition related to the project in full.

In addition, within the framework of the reorganization process of former Banco Bisel S.A., as established by section 35 bis, Law No. 21,526, on May 21, 2002, Fideicomiso Bisel was created with assets transferred by former Banco Bisel S.A., being Banco de la Nación Argentina appointed as trustee (replaced by Sud Inversiones y Análisis S.A. as from May 20, 2008). The purpose of the trust is to realize the managed assets and settle the certificates of participation issued.

As of June 30, 2008, and December 31, 2007, Banco Macro S.A., through its subsidiary Nuevo Banco Bisel S.A., owns 100% of the certificates issued by the trust.

As of June 30, 2008, and December 31, 2007, the amounts receivable booked were fully provisioned, since they were deemed unrecoverable.

13.2.	Trusts in which the Bank’s subsidiaries act as trustees (administration).

In these trusts, the Bank only performs administration tasks in relation to the corpus assets, in conformity with the agreements.

In no case shall the trustee be liable with its own assets or for any obligation deriving from the performance as trustee. Such obligations do not imply any type of indebtedness or commitment for the trustee and they will be fulfilled only through trust assets. In addition, the trustee will not encumber the corpus assets or dispose of them beyond the limits established in the related trust agreements.

The Bank’s subsidiaries entered into administration trust agreements for the following main purposes:

(a)
Managing the trust’s corpus assets to guarantee in favor of the beneficiary the existence of the resources required to finance and/or pay certain obligations, and pay invoices and fees established in the respective agreements.

(b)	To promote the productive development of micro-, small- and medium-sized companies.

Below is a breakdown of the trusts that are effective to date:

Name	Trustor	Trustee	Beneficiary	Creation date	Assets managed

Fideicomiso Puerto Madero Siete	Investors (natural persons related to the Bank)	S.I.A.S.A.	Investors (natural persons)	09/27/2005	134,708	(1)
Fideicomiso Mypes II	Ministry of Economy and Production	S.I.A.S.A.	Ministry of Economy and Production	05/26/2004	15,135	(1)
Fideicomiso de Garantía SINERGIA	Natural persons related to the Entity.	S.I.A.S.A.	Natural persons	07/23/2007	12,040	(2)
Fideicomiso Financiero "Racing por Siempre I "	Blanquiceleste S.A.	S.I.A.S.A..	Blanquiceleste S.A.	10/23/2006	9,530	(1)

CONSOLIDATED FINANCIAL STATEMENTS
WITH SUBSIDIARIES
(Section 33, Law No. 19,550)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
AS OF JUNE 30, 2008
(Translation of financial statements originally issued in Spanish - See note 22 of the stand-alone financial statements)
(Figures stated in thousands of pesos, except otherwise indicated)

(1)	Amount of the corpus assets, as per the latest accounting information available to date.

(2)	The Bank estimated the value of the managed assets based on the amount pending amortization of the loans granted as of June 30, 2008.

In addition, the Company carried out transactions in order to securitize and secure loans granted by the Bank as described in notes 15.2. and 15.3., respectively, to the Bank’s stand-alone financial statements.

EXHIBIT I

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

GOVERNMENT AND PRIVATE SECURITIES

GOVERNMENT SECURITIES

Holdings for trading or financial intermediation - Local

Consolidation bonds of social security payables in pesos – Third series at 2%	122,028	122,028	55,212
Federal government bonds in US dollars at LIBOR - Maturity: 2012	84,934	84,934	140,870
Discount bonds denominated in pesos - Maturity: 2033	49,107	49,107	18,746
Secured bonds under Presidential Decree No. 1,579/02	28,722	28,722	38,299
Federal government bonds in pesos – Maturity: 2014	10,076	10,076	10,426
Consolidation bonds in pesos – Second series	9,747	9,747	3,537
Consolidation bonds of social security payables in pesos – Fourth Series	4,343	4,343	15,458
Consolidation bonds in pesos – Sixth series	4,004	4,004	2,036
Federal government bonds in US dollars at LIBOR - Maturity: 2013	2,529	2,529	4,399
Argentine Government bonds at 7% - Maturity: 2017	2,512	2,512	45,954
Bonds for the conversion and restructuring of government borrowing, Province of Tucumán – Consadep – First series	2,237	2,237	2,828
Par bonds denominated in US dollars - Maturity: 2038 (governed by Argentine legislation)	1,919	1,919	368
Consolidation bonds in pesos – Fourth series	1,793	1,793	4,663
Par bonds denominated in US dollars - Maturity: 2038 (governed by New York State legislation)	488	488
Par bonds denominated in pesos - Maturity: 2038	384	384	1,590
Discount bonds denominated in US dollars - Maturity: 2033 (governed by Argentine legislation)	296	296
GDP-related securities in US dollars – Maturity: 2035 (governed by Argentine Law)	277	277	28
GDP-related eligible securities in US dollars - Maturity: 2035 (governed by New York State legislation)	205	205	214
Federal government bonds in pesos – Maturity: 2008	2	2	3,414
Bonds of Amortization at 5.5% - Province of Mendoza - Maturity: 2018			7,533
Argentine Government bonds in US dollars at 7% - Maturity: 2011			1,462
Other	137	137	1,362
Subtotal holdings for trading or financial intermediation		325,740	358,399

Unlisted government securities - Local
Argentine Government bonds in Argentine pesos at private Badlar + 350 (Bonar XIII) - Maturity: 2013		50,075
Federal government bonds in US dollars at LIBOR - Maturity: 2013		11,393	11,987
Province of Tucumán bonds - Second series in dollars at 9,45%		5,993	8,112
Other		29	52
Subtotal unlisted government securities		67,490	20,151

EXHIBIT I
(Continued)

CONSOLIDATED DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA

Central Bank of Argentina Internal Bills – Listed – Own Portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 07/10/08	29,930	29,930
Central Bank of Argentina Internal bills in pesos – Maturity: 07/23/08	178,873	178,873
Central Bank of Argentina Internal bills in pesos – Maturity: 07/30/08	152,558	152,558
Subtotal Central Bank of Argentina Internal Bills –listed - Own portfolio		361,361

Central Bank of Argentina Bills – Under repo transactions
Central Bank of Argentina bills in pesos – Maturity: 01/09/08			19,929
Central Bank of Argentina bills in pesos – Maturity: 11/12/08			1,765
Central Bank of Argentina bills in pesos – Maturity: 01/21/09			8,605
Subtotal Central Bank of Argentina Bills – Under repo transactions			30,299

Central Bank of Argentina Internal bills - Unlisted - Own portfolio
Central Bank of Argentina Internal bills in pesos – Maturity: 10/01/08		194,720
Central Bank of Argentina Internal bills in pesos – Maturity: 10/29/08		144,595
Central Bank of Argentina Internal bills in pesos – Maturity: 09/24/08		97,311
Central Bank of Argentina Internal bills in pesos – Maturity: 12/03/08		95,570
Subtotal Central Bank of Argentina Internal bills - Unlisted - Own portfolio		532,196

Central Bank of Argentina notes - Listed - Own portfolio
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 09/10/08	340,047	340,047	350,993
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/26/08	319,410	319,410	295,678
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08	259,966	259,966	314,470
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 11/05/08	202,257	202,257	185,022
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/11/09	165,732	165,732	237,350
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/21/09	163,970	163,970	180,836
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 12/17/08	121,341	121,341	139,492
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08	94,884	94,884	57,510
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 12/24/08	43,541	43,541	154
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10	30,912	30,912
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09	10,295	10,295	30,168
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10	6,216	6,216	6,105
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10	2,001	2,001	1,973
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 07/16/08	7	7	118,409
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 04/16/08			218,412
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			200,102
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			384,905
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/26/08			254,873
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			192,663
Central Bank of Argentina notes in pesos adjustable by CER – Maturity: 01/23/08			99,539
Subtotal Central Bank of Argentina notes - Listed - Own portfolio		1,760,579	3,268,654

Subotal instruments issued by the Central Bank of Argentina		2,654,136	3,298,953

EXHIBIT I
(Continued)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007
(Translation of financial statements originally issued in Spanish -
See note 22 to the stand-alone financial statements)
(Figures stated in thousands of pesos)

	06/30/2008		12/31/2007
Name	Market value	Book balance	Book balance

INSTRUMENTS ISSUED BY THE CENTRAL BANK OF ARGENTINA (Continued.)		2,654,136	3,298,953

Central Bank of Argentina Notes – Under repo transactions
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/25/10			32,557
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/20/08			61,170
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 01/06/10			25,437
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 08/06/08			21,483
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 05/07/08			15,365
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/11/09			10,056
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 10/15/08			5,165
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 03/05/08			4,038
Central Bank of Argentina notes in pesos with variable coupon (BADLAR rate) – Maturity: 02/10/10			4,022
Subtotal Central Bank of Argentina Notes – Under repo transactions			179,293

Central Bank of Argentina internal notes - Unlisted - Own portfolio
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01/20/10		240,801
Central Bank of Argentina internal notes in pesos with variable BADLAR rate – Maturity: 01/07/09		223,548
Subtotal Central Bank of Argentina internal notes - Unlisted - Own portfolio		464,349
Total instruments issued by the Central Bank of Argentina		3,118,485	3,478,246
Total government securities		3,511,715	3,856,796

INVESTMENTS IN LISTED PRIVATE SECURITIES

Debt securities - Local

Corporate Bonds - Panamerican Energy LLC	17,168	17,168	6,699
Corporate Bonds- Telefónica	16,436	16,436	10,660
Corporate Bonds - YPF	12,880	12,880	2,990
Frankling Templeton Funds	11,162	11,162	5,916
Spy equity - Share index	8,128	8,128	4,843
Geometric fund	4,724	4,724	4,724
Mutual Funds - Pionero Renta Ahorro	3,302	3,302	893
Shares - Quickfood	3,300	3,300	2,599
Mutual Fund - Pionero FF	3,209	3,209	1,159
Mutual Funds - Pionero Pesos	2,914	2,914	4,576
Corporate Bonds - Pesaar	1,976	1,976	3,246
Mutual Funds - Pionero Latam	1,414	1,414	9,906
Shares - Solvay Indupa	1,220	1,220
Commercial Paper - Bank Austria			96
Mutual Funds - Pionero Renta			2,889
Commercial Paper - UBS Financial			25,243
Others	1,198	1,198	7,517
Total Investments in listed private securities		89,031	93,956
Total government and private securities (1)		3,600,746	3,950,752

(1)	As of June 30, 2008 and December 31, 2007, the Bank booked allowances for impairment in value amounting to 27.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 15, 2008

MACRO BANK INC.

By: /s/
Name: Luis Cerolini
Title: Director